STEPS

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST 2004 ANNUAL REPORT


A Pennsylvania Real Estat



Pennsylvania Real Estate Investment Trust (PREIT) (NYSE:PEI) is one of the leading shopping mall REITs in the United States. Our company was founded in 1960 as one of the first equity REITs in the U.S., and now has a primary investment focus on retail malls and shopping centers located in the eastern United States. As of December 31, 2004, our portfolio of 53 properties included 36 shopping malls and 13 strip and power centers in 12 states, totaling 32.4 million square feet. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania. Our company's web site is located at **www.preit.com.**

Pennsylvania Real Estate Investment Trust Financial Highlights*

(in thousands, except per share amounts)

Year Ended December 31,	2004	2003
Funds from operations	$ 147,202	$ 67,070
Total real estate revenues	$ 395,520	$ 170,517
Income from continuing operations	$ 48,487	$ 29,195
Net income	$ 53,788	$ 196,040
Income from continuing operations per share–diluted	$ 0.95	$ 1.33
Net income per share–diluted	$ 1.10	$ 9.36
Investment in real estate, at cost	$ 2,533,576	$ 2,292,205
Total assets	$ 2,731,403	$ 2,701,537
Distributions paid to common shareholders/unitholders	$ 87,623	$ 47,293
Distributions paid per common share	$ 2.16	$ 2.07
Number of common shares and OP Units outstanding	40,686	39,236
Total market capitalization	$ 3,462,226	$ 3,114,271

* Reconciliation to GAAP can be found on page 22.

GIANT STEPS

RENOW



After we... Focused on retail.
Tripled in size.
Added exciting new assets.

After every success, in any business, the question remains: what's next?

2004 was a year of successful transformation and integration. PREIT now is firmly positioned as a powerful force in retail real estate. So what's next?

This...



STEPPING UP TO THE PLATE

RE: EXECUTION

TOTAL MARKET CAPITALIZATION
(IN MILLIONS)

2002	2003	2004
$1,097	$3,114	$3,462



Getting bigger has given us the chance to get even better. PREIT has always been in the business of transformation. We grew our business over the years by taking on underperforming assets in the middle market and outperforming all expectations. That's our hallmark. Now is the time for execution—and we are focused on improving PREIT's return on assets (ROA).

FOCUS ON ROA Now it's all about refreshing and optimizing current assets and continuing to operate with excellence.

This means we're rethinking and revitalizing recently acquired malls to create fashionable new destinations for today's consumer. It means collaborating with our retailers and remerchandizing in our relentless quest to transform the shopping experience.

SCALED FOR SUCCESS Economies of scale bring obvious advantages to PREIT. Greater scale opens the business to new opportunities. We have higher visibility and greater ability to capture the attention of leading retailers. Our ability to raise capital in the debt and equity markets has increased, and with that so has our financial flexibility. And we are building our infrastructure to support even further growth.

DISCIPLINED OPPORTUNISM Focused on execution, we continue to pursue opportunities to expand our portfolio. In late 2004, for example, we finalized the purchase of Orlando Fashion Square for approximately $123.5 million funded entirely from our unsecured credit facility. The acquisition strengthens our growing presence in the Southeast. We continue to comb the marketplace for further strategic acquisitions.





ORLANDO FASHION SQUARE

ORLANDO FASHION SQUARE

A KEY ACQUISITION Located two miles from downtown Orlando, Florida, the newly acquired Orlando Fashion Square is a 1.1 million square foot regional mall. With four anchors and more than 100 in-line tenants, the mall is in a burgeoning market and has, we believe, great growth potential. A 14-screen stadium-seating theater is expected to open in the second quarter of 2005.





PRESENCE Now one of the leading owners of shopping malls in the United States, as of early 2005 we have 55 properties, including 38 shopping malls. Our portfolio extends from Massachusetts to Florida and as far West as Wisconsin. Especially strong close to home, we have eight malls and seven shopping centers in and around Philadelphia. We are also looking to further our presence in the Southeast, where population growth keeps creating exciting opportunities.

PREIT is a growing force in retail real estate.

THE PREIT EXPERIENCE Step into a PREIT mall or shopping center and you can feel a difference, something subtle but distinct, something livelier and upbeat. The PREIT experience is well conceived and well managed. We keep the merchandizing in tune with our shoppers and their desires. The amenities and atmosphere are comfortable yet energizing, with convenience a given.





KEEPING IN STEP

RE: DESIGN

MERCHANDIZE TO ENERGIZE The art of our business is merchandizing. Adept at numbers, demographics, trends and logistics, we are also keenly aware that our business is not a science. It takes a feel for the local community, close collaboration with retailers and some pure inspiration to hit upon the right tenant mix. You might have to rightsize one store, move another near the food court, swap spaces, bring in an entirely new kind of retailer. There is no cookie cutter formula. As in any retail venture, we constantly adapt and evolve with the market.

RETHINKING THE MALL In retail real estate, you have to keep the shopping experience up to date to keep the shoppers coming in. Today's consumer wants tomorrow's look and feel. Right now, lifestyle shopping centers—open-air collections of drive-up shops—are hot. They are convenient for direct, in-and-out, single purpose shopping trips. To meet this challenge, many malls are adding lifestyle components, turning part of themselves inside out. On another front, big box retailers have found their way into the mall as non-traditional anchor and in-line stores. At PREIT, all possibilities are in play. We take a flexible and nimble approach to set and keep pace with trends as they evolve.

THE MALL AT PRINCE GEORGES


Prince Georges

The Mall at Prince Georges is located in Maryland, just inside the Beltway of Washington, D.C. Prince Georges County includes one of the highest concentrations of scientists, engineers and information technology personnel in the United States. Since acquiring the asset in 1998, one of PREIT's innovations was to secure Target as an anchor tenant to join JCPenney and Hecht's. Our remerchandizing and revitalization efforts have brought the mall in line with its upscale demographics, and have raised the mall's sales performance by $100 to $373 per square foot since acquisition.





"PREIT is visionary—looking to the future of what will happen in retail. They have asked our help to take the regional shopping center to a next generation level. In creating mixed-use town or community centers that facilitate social interaction, they are bringing an urban fabric to the suburbs, which yearn for a Main Street to call their own."

Tim Magill,
Senior Vice President,
Jerde Partnership

CHERRY HILL MALL



The jewel in the collection of properties PREIT acquired from The Rouse Company in 2003, Cherry Hill Mall has long been a major destination for the most affluent shoppers in southern New Jersey and the Philadelphia area. We are planning a substantial renovation project to take this popular retail magnet to the highest level of mall design and performance. The redesign is in the masterful hands of the Jerde Partnership, whose architectural energies have graced The Bellagio in Las Vegas, the Mall of America and many other iconic properties around the world. Even before the renovation began, our operational skills raised sales performance by $43 to $434 per square foot in a little over a year.

GAP OLD NAVY the limited inc JCPenney Foot Locker SEARS





IN LOCKSTEP WITH OUR RETAILERS

RETAIL RELATIONSHIPS

"PREIT is easy to work with and really understands our business. They're in tune with our thoughts and very responsive to our concerns. They collaborate with us to find common solutions, and devote their full energies to keeping their centers competitive. And that means a lot in our business." Charles DiGiovanna, Operating Vice President Federated Department Stores

ZALES | Hallmark Cards | AMERICAN EAGLE OUTFITTERS | BORDERS BOOKS·MUSIC·CAFE | TARGET | THE BON-TON YOUR FASHION STORE



More than most, ours is a relationship business. As owners, operators and lessors, we work with the same people over and over again. Retailers know us and work with us in many different venues. For us, the retail real estate business is all about relationships.

BUILT ON TRUST We have many core competencies at PREIT—acquisitions, development, leasing, marketing, operations, management—but the root of our success lies in our core values. Integrity, honesty, commitment to excellence and social responsibility reflect the importance we place on relationships, and the simple truth that our business is built on trust.

MAKING STRIDES

RE: RESULTS

TOTAL NOI
(IN MILLIONS)



$280
$150
$106
2002
2003
2004

Reconciliation to GAAP can be found on pages 45 and 64.

TOTAL FFO
(IN MILLIONS)



$147
$67
$51
2002
2003
2004

Reconciliation to GAAP can be found on page 22.



FIVE-YEAR COMPOUND ANNUAL TOTAL RETURNS
AS OF 12/31/04

S&P 500	Russell 2000 Index	Equity REITs	Retail REITs	PREIT
-2.3%	7.05%	21.95%	30.84%	34.58%

Source: NAREIT



STEPPING OUT

BUILDING VALUE PREIT's acquisition strategy has been focused on finding assets that can benefit from the Company's unique skills at mall repositioning. We remerchandise the tenant mix, introduce non-traditional tenants, diversify the anchors and create synergy with lifestyle wings.

BUILDING A BRAND When you step into a PREIT property, you can feel the difference. You can see that we hold our properties to high standards for service and operations, and you can sense the effects of what we call our C.O.R.E. program, which stands for Creating Outstanding Retail Experiences for retailers and shoppers.

That is where the PREIT brand has impact, and where that brand power continues to grow. And that is helping to propel the business forward.





"I've been walking the Mall at Prince Georges for 38 years, every morning except Sunday which is for church. It's my exercise but it's a social thing too, for me and my wife. The new renovations are really beautiful and inviting. The Grand Reopening occurred on my 76th birthday, and it was quite an honor to be recognized out of the crowd by the Mall Manager, Mr. Henry Watford, and asked to help cut the ribbon. The mall's very well run, and folks love it. It's a boon to our community."

Floyd "Buddy" Robinson,
third-generation Washingtonian,
mall walker for over 38 years





RONALD RUBIN CHAIRMAN AND CHIEF EXECUTIVE OFFICER

EDWARD A. GLICKMAN PRESIDENT AND CHIEF OPERATING OFFICER

RE: OPTIMIZING OUR ASSETS

Dear Fellow Shareholders,

We are pleased to report that 2004 was a very successful year for the Company. It was our first full year as a retail-focused REIT at our larger scale, after acquiring properties from The Rouse Company and Crown American Realty Trust. During the year we were able to seamlessly integrate our new acquisitions and demonstrate our ability to generate profits from our expanded portfolio. Our performance is evidenced by our strong results for the year. Net Operating Income* increased by more than 86% to $280 million, and Funds From Operations* increased by almost 120% to $147 million.

FOCUS

Value creation remains at the core of our business. We transform underutilized properties in order to maximize their potential. There is no one way to accomplish this, as each property is unique. We adopt a flexible approach, combining both traditional and non-traditional strategies to create a refreshing shopping experience. Whether it's introducing a big box retailer into a mall, adding a lifestyle component, relocating a food court or fine-tuning the mix of in-line tenants, we bring together a compelling combination of merchants appropriate to the changing tastes of today's consumer.

We are continuing to take significant steps designed to enhance our portfolio and maximize the returns for our shareholders.

GROWTH

Our growth strategies are based upon effective property management. For PREIT, this means creating an attractive shopping atmosphere for retailers and shoppers, with the goal of increasing traffic, retail sales, occupancy and rents. Using our core competencies—asset management, leasing, marketing and operations—we drive growth by redeveloping and repositioning our properties. Our professionals monitor consumer trends, new retailing concepts and local market needs to maintain outstanding experiences for our customers. Strong relationships with leading national and regional retailers allow us to achieve the optimal mix of tenants and merchandise offerings at each property.

Effective management and redevelopment create momentum. The positive impact of organic growth from earlier redevelopment efforts can be best illustrated by some of our recent successes. The grand opening of the new Filenes at Dartmouth Mall in November 2004 completed the final phase of our redevelopment of this property. Since we acquired this property in 1997, sales per square foot have increased from $237 to over $400. The grand reopening of the completely remodeled The Mall at Prince Georges, with a new Target, showcases the new retailing model which brings non-traditional anchor tenants to our malls. We are working to repeat these redevelopment successes with projects we have announced at Capital City Mall, Echelon Mall, New River Valley Mall, and Patrick Henry Mall.

We enhance the internal growth from our portfolio with selective acquisitions. We are excited about the acquisitions completed in 2004 and the beginning of 2005. Each of the assets we acquired has a strategic rationale for inclusion in our portfolio. The additions of Orlando Fashion Square in Orlando, Florida and Gadsden Mall in Gadsden, Alabama expand our property base in the Southeast, a region vital to our growth. The acquisition of The Gallery at Market East II in center city Philadelphia increased our ownership of The Gallery at Market East, improving our leasing and operating efficiencies at Philadelphia's premier downtown mall. The acquisition of Cumberland Mall in Vineland, New Jersey further solidifies our position in our home market. We now own eight malls and have interests in seven shopping centers throughout the Philadelphia metropolitan area.

We will continue to search for acquisitions that fit our strategy. Opportunistic but also disciplined, we don't acquire just to grow. PREIT will transact when there are meaningful reasons to do so.

While tripling in size, we actually lowered our debt ratio in 2004, and we remain well capitalized for future growth. At the end of January 2005, we amended and extended our credit facility. The new terms give PREIT greater financial flexibility and, we believe, demonstrate continued confidence in our operating performance as we continue to improve the quality of our portfolio.

OUR MOST IMPORTANT ASSETS

Our ability to grow the Company at such a rapid pace, while maintaining excellent operating performance, is due to the dedication of our employees. Our people excel at many things: operations, merchandising, organization, coordination, management and follow-through. As skillful managers and redevelopers, our people have increased their focus on execution, driving new levels of performance from both our new and longstanding assets. Our strong results speak well of our people. To create an atmosphere in which our employees thrive, we stress integrity, creativity, dedication, civic responsibility and the value of good relationships. Every good relationship is built on trust. Credibility is vital to retailers looking for the right venues for their latest concepts. When they seek to partner with you, they need to know you will deliver on your commitments. And you have to prove it every time.

Community relationships are also key. In many locales, our mall is the town center. It's not just the greatest concentration of business and tax revenues, but also the place where neighbors stroll and meet.

As mall developers and operators, we play a role as economic and social architects and we take that responsibility quite seriously. We strive to create a sense of community at our properties. Wherever we do business, PREIT will always be a conscientious, giving and productive corporate citizen.

In addition to our pride in our employees, we appreciate the hard work and commitment of the members of our Board of Trustees. We would like to thank Jeffrey Orleans, a trustee who stepped down in 2004 after 18 years of service. During 2004 we welcomed Stephen Cohen, a Professor of Law at Georgetown University and the son of PREIT's founder, Sylvan M. Cohen, as an independent member of our Board. His role includes serving on our Audit Committee.

MOMENTUM

As a regional force concentrated in our home market, we sharpened our skills. Now, as we transform asset after asset, the market is seeing what the stronger, greater new PREIT can do.

It's all in the interest of creating value for you, our shareholders. In 2004, our total return to shareholders was 25.0%. We trust that you will follow with interest as your Company continues to build momentum. Our goal remains to keep PREIT a company you can be proud to own. Thank you for your continued support.

Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

April 16, 2005

*Reconciliation to GAAP can be found on pages 22 and 45.



PREIT'S OFFICERS AT CORPORATE HEADQUARTERS.

ENCLOSED MALLS

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	632,876
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,042,401
FRANCIS SCOTT KEY MALL[1]	FREDERICK	MD	89%	2003	709,581
VALLEY MALL	HAGERSTOWN	MD	100%	2003	894,708
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	829,332
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	670,276
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,273,177
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,057,708
PHILLIPSBURG MALL[1]	PHILLIPSBURG	NJ	89%	2003	568,903
ECHELON MALL	VOORHEES	NJ	100%	2003	1,140,898
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	474,633
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,047,241
SOUTH MALL[1]	ALLENTOWN	PA	89%	2003	403,742
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	781,635
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	608,648
CHAMBERSBURG MALL[1]	CHAMBERSBURG	PA	89%	2003	453,941
PALMER PARK MALL	EASTON	PA	100%	1972/2003	446,010
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,087,447
SCHUYLKILL MALL	FRACKVILLE	PA	100%	2003	726,667
NORTH HANOVER MALL[1]	HANOVER	PA	89%	2003	453,911
LAUREL MALL	HAZLETON	PA	40%	1988	559,523
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,162,982
LYCOMING MALL[1]	PENNSDALE	PA	89%	2003	782,350
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003/2004	527,685
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	973,166
VIEWMONT MALL[1]	SCRANTON	PA	89%	2003	743,273
NITTANY MALL[1]	STATE COLLEGE	PA	89%	2003	532,078
UNIONTOWN MALL[1]	UNIONTOWN	PA	89%	2003	698,033

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
WASHINGTON CROWN CENTER[1]	WASHINGTON	PA	89%	2003	673,671
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	911,641
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,206,005
MAGNOLIA MALL	FLORENCE	SC	100%	1997	564,795
NEW RIVER VALLEY MALL[1]	CHRISTIANSBURG	VA	89%	2003	428,155
PATRICK HENRY MALL[1]	NEWPORT NEWS	VA	89%	2003	640,366
CROSSROADS MALL	BECKLEY	WV	100%	2003	450,091
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	587,052
TOTAL ENCLOSED MALLS					26,744,601

(1) PREIT has an 89% ownership interest and a 99% economic interest in these properties.

POWER AND STRIP CENTERS

	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
CHRISTIANA POWER CENTER I	NEWARK	DE	100%	1998	302,409
SOUTH BLANDING VILLAGE	JACKSONVILLE	FL	100%	1988/1990	106,657
CREST PLAZA SHOPPING CENTER	ALLENTOWN	PA	100%	1964	257,401
WHITEHALL MALL	ALLENTOWN	PA	50%	1964	526,362
FESTIVAL AT EXTON	EXTON	PA	100%	1998	145,043
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	1999	717,541
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1997	704,486
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1998/1999	477,220
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	1999	778,190
SPRINGFIELD PARK I & II	SPRINGFIELD	PA	50%	1997/1998	272,500
CREEKVIEW SHOPPING CENTER	WARRINGTON	PA	100%	1999	425,002
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	1999	230,689
TOTAL POWER AND STRIP CENTERS					5,406,542
TOTAL RETAIL PORTFOLIO					**32,151,143**

RE:LOCATION, LOCATION, LOCATION



Valley View Mall
MA
Dartmouth Mall
Viewmont Mall
Wyoming Valley Mall
Lycoming Mall
PA
NJ
PREIT
Nittany Mall
Beaver Valley Mall
Logan Valley Mall
Washington Crown Center
Chambersburg Mall
Uniontown Mall
Valley Mall
Francis Scott Key Mall
The Mall at Prince Georges
DE
MD
WV
VA
Crossroads Mall
Patrick Henry Mall
New River Valley Mall
NC
Jacksonville Mall
The Commons at Magnolia
Magnolia Mall
SC
AL
Wiregrass Commons
FL
South Blanding Village
Orlando Fashion Square
Laurel Mall
Susquehanna Valley Mall
Schuylkill Mall
Crest Plaza Shopping Center
Lehigh Valley Mall
Palmer Park Mall
Whitehall Mall
Phillipsburg Mall
South Mall
Hudson Mall
Paxton Towne Centre
Capital City Mall
Red Rose Commons
Willow Grove Park
Plymouth Meeting Mall
Metroplex Shopping Center
Gladwyne
Creekview Shopping Center
The Plaza at Willow Grove Park
The Court at Oxford Valley
The Trolley Stop at Willow Grove Park
Northeast Tower Center
The Gallery at Market East
17th & Chestnut
The Bellevue
5th & Pine
Exton Square Mall
Festival At Exton
Home Depot Plaza
Springfield Park I & II
Moorestown Mall
Cherry Hill Mall
Echelon Mall
North Hanover Mall
Christiana Power Center I
Cumberland Mall

PREIT OWNED PROPERTIES
PREIT MANAGED PROPERTIES
PREIT HEADQUARTERS

PORTFOLIO AT **12/31/04**		
RETAIL PROPERTIES		
MALLS	36	26,744,601
POWER & STRIP CENTERS	13	5,406,542
TOTAL RETAIL	49	32,151,143
INDUSTRIAL	4	254,791
COMBINED TOTAL	**53**	**32,405,934**

PORTFOLIO AT **12/31/03**		
RETAIL PROPERTIES		
MALLS	40	27,864,316
POWER & STRIP CENTERS	14	5,571,120
TOTAL RETAIL	54	33,435,436
INDUSTRIAL	4	254,791
COMBINED TOTAL	**58**	**33,690,227**

RE: MANAGEMENT



TRUSTEES (FROM LEFT TO RIGHT)

IRA M. LUBERT[1][2] Trustee Since 2001
Chairman
Lubert-Adler Partners, L.P.

LEONARD I. KORMAN[1][2] Trustee Since 1996
Chairman and Chief Executive Officer
Korman Commercial Properties, Inc.

GEORGE F. RUBIN Trustee Since 1997
Vice Chairman
Pennsylvania Real Estate Investment Trust

JONATHAN B. WELLER Trustee Since 1994
Vice Chairman
Pennsylvania Real Estate Investment Trust

JOHN J. ROBERTS[1][3] Trustee Since 2003
Former Global Managing Partner
PricewaterhouseCoopers LLP

RONALD RUBIN Trustee Since 1997
Chairman and Chief Executive Officer
Pennsylvania Real Estate Investment Trust

EDWARD A. GLICKMAN Trustee Since 2004
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust

STEPHEN B. COHEN[3] Trustee Since 2004
Professor of Law
Georgetown University

ROSEMARIE B. GRECO[1][2] Trustee Since 1997
Director, Governor's Office of Health Care Reform,
Commonwealth of Pennsylvania

LEE JAVITCH[2][3] Trustee Since 1985
Private Investor
Former Chairman and Chief Executive Officer
Giant Food Stores, Inc.

MARK PASQUERILLA Trustee Since 2003
President and Vice Chairman
Crown Holding Company
Former Chairman and Chief Executive Officer
Crown American Realty Trust

DONALD F. MAZZIOTTI[3] Trustee Since 2003
Executive Director
Portland Development Commission

(1) MEMBER OF NOMINATING AND GOVERNANCE COMMITTEE
(2) MEMBER OF EXECUTIVE COMPENSATION AND HUMAN RESOURCES COMMITTEE
(3) MEMBER OF AUDIT COMMITTEE

OFFICE OF THE CHAIRMAN

RONALD RUBIN
Chairman and Chief Executive Officer

JONATHAN B. WELLER
Vice Chairman

GEORGE F. RUBIN
Vice Chairman

EDWARD A. GLICKMAN
President and Chief Operating Officer

JOSEPH F. CORADINO
President PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS

HARVEY A. DIAMOND
Executive Vice President – Site Acquisitions

BRUCE GOLDMAN
Executive Vice President – General Counsel and Assistant Secretary

DOUGLAS S. GRAYSON
Executive Vice President – Development

JEFFREY A. LINN
Executive Vice President – Acquisitions and Secretary

ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer

LEONARD B. SHORE
Executive Vice President – Special Projects

JUDITH E. BAKER
Senior Vice President – Human Resources

ELAINE BERGER
Senior Vice President – Specialty Leasing

VERNON BOWEN
Senior Vice President – Risk Management

DAVID J. BRYANT
Senior Vice President – Finance and Treasurer

NICOLINA COLUMBO
Senior Vice President – Mall Leasing

TIMOTHY R. RUBIN
Senior Vice President – Anchor Leasing

MARIO C. VENTRESCA, JR.
Senior Vice President – Asset Management

JOSEPH J. ARISTONE
Vice President – Anchor and Outparcel Leasing

JONATHEN BELL
Vice President – Corporate Controller

ANDREW H. BOTTARO
Vice President – Development

ERIK W. CHRISTOPHER
Vice President – Mall Leasing

DANIEL G. DONLEY
Vice President – Asset Management

CHERYL K. DOUGHERTY
Vice President – Marketing

MICHAEL A. FENCHAK
Vice President – Asset Management

ANDREW M. IOANNOU
Vice President – Capital Markets

DEBRA LAMBERT
Vice President – Legal Services and Corporate Legal Affairs

R. SCOTT PETRIE
Vice President – Retail Management

M. DANIEL SCOTT
Vice President – Anchor and Outparcel Leasing

KENNETH B. SNYDER
Vice President – Mall Leasing

TIMOTHY M. TREMEL
Vice President – Construction and Design Services

DANIEL RUBIN
Vice President – Asset Management

MARK T. WASSERMAN
Vice President – Internal Audit

NURIT YARON
Vice President – Investor Relations

FINANCIAL CONTENTS

SELECTED FINANCIAL INFORMATION

(in thousands of dollars)		Year Ended December 31,			
Funds From Operations	**2004**	**2003**	**2002**	**2001**	**2000**
Net Income	$ 53,788	$ 196,040	$ 23,678	$ 19,789	$ 32,254
Minority interest in Operating Partnership	5,695	3,298	1,307	1,481	2,844
Minority interest in Operating Partnership discontinued operations	622	18,849	1,308	1,043	940
Dividends on preferred shares	(13,613)	(1,533)	—	—	—
Gains on sales of interests in real estate	(1,484)	(16,199)	—	(2,107)	(10,298)
(Gains) adjustment to gains on dispositions of discontinued operations	550	(178,121)	(4,085)	—	—
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	95,863	37,357	12,709	17,145	14,825
Unconsolidated partnerships	5,781	5,071	7,446	6,264	4,585
Discontinued operations	—	2,308	8,727	406	403
Excess purchase price over net assets acquired	—	—	—	423	291
Prepayment fee	—	—	77	255	—
Funds from operations[1]	**$ 147,202**	**$ 67,070**	**$ 51,167**	**$ 44,699**	**$ 45,844**

Supplemental Information For wholly-owned properties and the Company's proportionate share of partnerships		Year Ended December 31,			
	2004	**2003**	**2002**	**2001**	**2000**
Gross revenues from real estate	$ 395,520	$ 170,517	$ 63,341	$ 50,637	$ 49,908
Property operating expenses	(144,251)	(59,316)	(16,265)	(12,656)	(12,618)
	251,269	**111,201**	**47,076**	**37,981**	**37,290**
Interest and other income	1,026	887	711	361	1,385
Management company revenue	9,703	10,971	11,003	11,336	—
General and administrative expenses	(44,670)	(39,678)	(24,279)	(23,577)	(4,953)
	217,328	83,381	34,511	26,101	33,722
Interest expense	(72,314)	(35,318)	(15,378)	(12,306)	(11,102)
Depreciation and amortization	(97,311)	(38,142)	(13,437)	(9,348)	(6,888)
Equity in income of PREIT-RUBIN, Inc.	—	—	—	—	(6,307)
Equity in income of partnerships	5,606	7,231	7,449	6,540	7,366
Minority interest in Operating Partnership and properties	(6,306)	(4,156)	(1,307)	(1,481)	(2,844)
Income from discontinued operations	5,301	166,845	11,840	8,176	8,009
Gains on sales of interests in real estate	1,484	16,199	—	2,107	10,298
Net income	53,788	196,040	23,678	19,789	32,254
Preferred share dividends	(13,613)	(1,533)	—	—	—
Net income available to common shareholders	**$ 40,175**	**$ 194,507**	**$ 23,678**	**$ 19,789**	**$ 32,254**

Mortgage, Bank and Construction Loans Payable					
Wholly-owned properties					
Mortgage notes payable	$1,201,214	$1,221,181	$ 319,751	$ 257,873	$ 247,449
Bank loan payable	271,000	170,000	130,800	98,500	110,300
Construction loan payable	—	—	—	4,000	24,647
	1,472,214	1,391,181	450,551	360,373	382,396
Company's share of partnerships					
Mortgage notes payable	107,513	109,582	166,728	145,803	111,457
Bank and construction loans payable	—	—	—	—	30,929
Total mortgage, bank and construction loans payable	**$1,579,727**	**$1,500,763**	**$ 617,279**	**$ 506,176**	**$ 524,782**

Certain prior year amounts have been reclassified to conform with current year presentation.

(1) *Funds from operations ("FFO") is defined as income before gains (losses) on property sales and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation and similar adjustments for unconsolidated partnerships after adjustments for non-real estate depreciation and amortization for financing costs. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures reported by other companies. For additional information about FFO, please refer to page 64.*

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars, except per share amounts)	December 31, 2004	December 31, 2003
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 2,510,256	$ 2,263,866
Land held for development	9,863	5,604
Construction in progress	10,953	20,231
Industrial properties	2,504	2,504
Total investments in real estate	**2,533,576**	**2,292,205**
Less accumulated depreciation	(150,885)	(78,416)
	2,382,691	**2,213,789**
Investments in and advances to partnerships, at equity	27,244	29,166
	2,409,935	**2,242,955**
Other Assets:		
Assets held for sale	14,946	156,574
Cash and cash equivalents	40,340	42,977
Rents and other receivables (net of allowance for doubtful accounts of $9,394 and $4,919, respectively)	31,977	27,675
Intangible assets (net of accumulated amortization of $38,333 and $11,432, respectively)	171,850	181,544
Deferred costs and other assets, net	62,355	49,812
	$ 2,731,403	**$ 2,701,537**
Liabilities:		
Mortgage notes payable	$ 1,145,079	$ 1,150,054
Debt premium on mortgage notes payable	56,135	71,127
Bank loan payable	271,000	170,000
Liabilities of assets held for sale	18,556	71,341
Tenants' deposits and deferred rents	13,465	13,099
Investments in partnerships, deficit balances	13,758	16,057
Accrued expenses and other liabilities	76,975	73,573
Total liabilities	**1,594,968**	**1,565,251**
Minority Interest		
Minority interest in properties	3,585	8,591
Minority interest in Operating Partnership	128,384	104,061
	131,969	**112,652**
Commitments and contingencies (Note 11)		
Shareholders' equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 36,272,000 shares at December 31, 2004 and 35,544,000 shares at December 31, 2003	36,272	35,544
Non-convertible senior preferred shares, 11% cumulative, $.01 par value per share; 2,475,000 shares authorized; 2,475,000 shares issued and outstanding at December 31, 2004 and 2003 (Note 6)	25	25
Capital contributed in excess of par	899,506	877,445
Deferred compensation	(7,737)	(3,196)
Accumulated other comprehensive loss	(1,821)	(2,006)
Retained earnings	78,221	115,822
Total shareholders' equity	**1,004,466**	**1,023,634**
	$ 2,731,403	**$ 2,701,537**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2004	2003	2002
Revenue:			
Real estate revenues:			
Base rent	$ 255,750	$ 112,117	$ 46,022
Expense reimbursements	114,127	47,970	12,959
Percentage rent	9,827	4,281	1,948
Lease termination revenue	3,931	985	754
Other real estate revenues	11,885	5,164	1,658
Total real estate revenues	**395,520**	**170,517**	**63,341**
Management company revenue	9,703	10,971	11,003
Interest and other income	1,026	887	711
Total revenue	**406,249**	**182,375**	**75,055**
Expenses:			
Property operating expenses:			
Property payroll and benefits	(26,105)	(9,369)	(3,586)
Real estate and other taxes	(35,299)	(15,587)	(4,322)
Utilities	(27,369)	(10,043)	(1,031)
Other operating expenses	(55,478)	(24,317)	(7,326)
Total property operating expenses	**(144,251)**	**(59,316)**	**(16,265)**
Depreciation and amortization	(97,311)	(38,142)	(13,437)
General and administrative expenses:			
Corporate payroll and benefits	(30,057)	(23,169)	(15,804)
Other general and administrative expenses	(14,613)	(16,509)	(8,475)
Total general and administrative expenses	**(44,670)**	**(39,678)**	**(24,279)**
Interest expense	(72,314)	(35,318)	(15,378)
Total expenses	**(358,546)**	**(172,454)**	**(69,359)**
Income before equity in income of partnerships, gains on sales of interests in real estate, minority interest and discontinued operations	47,703	9,921	5,696
Equity in income of partnerships	5,606	7,231	7,449
Gains on sales of interests in real estate	1,484	16,199	—
Income before minority interest and discontinued operations	**54,793**	**33,351**	**13,145**
Minority interest in properties	(611)	(858)	—
Minority interest in Operating Partnership	(5,695)	(3,298)	(1,307)
Income from continuing operations	**48,487**	**29,195**	**11,838**
Discontinued operations:			
Income from discontinued operations	6,491	7,581	9,063
Gains (adjustment to gains) on sales of real estate	(550)	178,121	4,085
Minority interest in properties	(18)	(8)	—
Minority interest in Operating Partnership	(622)	(18,849)	(1,308)
Income from discontinued operations	**5,301**	**166,845**	**11,840**
Net income	53,788	196,040	23,678
Preferred share dividends	(13,613)	(1,533)	—
Net income available to common shareholders	**$ 40,175**	**$ 194,507**	**$ 23,678**

See accompanying notes to consolidated financial statements.

EARNINGS PER SHARE

(in thousands, except per share amounts)	For the Year Ended December 31, 2004	2003	2002
Income from continuing operations	$ 48,487	$ 29,195	$ 11,838
Preferred share dividends	(13,613)	(1,533)	—
Dividends on unvested restricted shares	(733)	—	—
Income from continuing operations available to common shareholders	**$ 34,141**	**$ 27,662**	**$ 11,838**
Income from discontinued operations	**$ 5,301**	**$ 166,845**	**$ 11,840**
Basic earnings per share:			
Income from continuing operations	$ 0.96	$ 1.36	$ 0.73
Income from discontinued operations	0.15	8.18	0.74
	$ 1.11	**$ 9.54**	**$ 1.47**
Diluted earnings per share:			
Income from continuing operations	$ 0.95	$ 1.33	$ 0.72
Income from discontinued operations	0.15	8.03	0.72
	$ 1.10	**$ 9.36**	**$ 1.44**
Weighted average shares outstanding—basic	35,609	20,390	16,162
Effect of unvested restricted shares, share options and warrants issued	319	394	226
Weighted average shares outstanding—diluted	**35,928**	**20,784**	**16,388**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

For the Years Ended December 31, 2004, 2003, and 2002

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest, $1.00 Par	Preferred Shares, $.01 Par	Capital Contributed in Excess of Par	Deferred Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
Balance, January 1, 2002	**$ 15,876**	**$ –**	**$ 198,398**	**$ (1,386)**	**$ (3,520)**	**$ (29,083)**	**$ 180,285**
Comprehensive income:							
Net income	–	–	–	–	–	23,678	23,678
Other comprehensive income	–	–	–	–	566	–	566
Hedging activity attributable to development activities	–	–	–	–	(1,412)	–	(1,412)
Total comprehensive income							22,832
Shares issued upon exercise of options	121	–	2,421	–	–	–	2,542
Shares issued upon conversion of Operating Partnership units	316	–	7,087	–	–	–	7,403
Shares issued under distribution reinvestment and share purchase plan	249	–	5,884	–	–	–	6,133
Shares issued under employee share purchase plans	17	–	326	–	–	–	343
Shares issued under equity incentive plan, net of retirements	118	–	2,653	(3,137)	–	–	(366)
Amortization of deferred compensation	–	–	–	2,010	–	–	2,010
Distributions paid to shareholders ($2.04 per share)	–	–	–	–	–	(33,169)	(33,169)
Balance, December 31, 2002	**$ 16,697**	**$ –**	**$ 216,769**	**$ (2,513)**	**$ (4,366)**	**$ (38,574)**	**$ 188,013**
Comprehensive income:							
Net income	–	–	–	–	–	196,040	196,040
Other comprehensive income	–	–	–	–	2,360	–	2,360
Total comprehensive income							198,400
Shares issued under equity offering	6,325	–	179,028	–	–	–	185,353
Shares issued upon exercise of options, net of retirements	219	–	4,775	–	–	–	4,994
Shares issued upon conversion of Operating Partnership units	172	–	4,916	–	–	–	5,088
Shares issued under employee share purchase plans	14	–	442	–	–	–	456
Shares issued under distribution reinvestment and share purchase plan	295	–	9,296	–	–	–	9,591
Shares issued under equity incentive plan, net of retirements	97	–	2,361	(3,010)	–	–	(552)
Preferred shares issued under Crown Merger	–	25	143,278	–	–	–	143,303
Shares of beneficial interest issued under Crown Merger	11,725	–	316,580	–	–	–	328,305
Amortization of deferred compensation	–	–	–	2,327	–	–	2,327
Distributions paid to shareholders ($2.07 per share)	–	–	–	–	–	(41,644)	(41,644)
Balance, December 31, 2003	**$ 35,544**	**$ 25**	**$ 877,445**	**$ (3,196)**	**$ (2,006)**	**$ 115,822**	**$1,023,634**
Comprehensive income:							
Net income	–	–	–	–	–	53,788	53,788
Other comprehensive income	–	–	–	–	185	–	185
Total comprehensive income							53,973
Shares issued upon exercise of options	192	–	2,883	–	–	–	3,075
Shares issued upon conversion of Operating Partnership units	32	–	1,178	–	–	–	1,210
Shares issued under distribution reinvestment and share purchase plan	294	–	10,713	–	–	–	11,007
Shares issued under employee share purchase plans	17	–	635	–	–	–	652
Shares issued under equity incentive plan, net of retirements	193	–	6,652	(7,910)	–	–	(1,065)
Amortization of deferred compensation	–	–	–	3,369	–	–	3,369
Distributions paid to common shareholders ($2.16 per share)	–	–	–	–	–	(77,776)	(77,776)
Distributions paid to preferred shareholders ($5.50 per share)	–	–	–	–	–	(13,613)	(13,613)
Balance, December 31, 2004	**$ 36,272**	**$ 25**	**$ 899,506**	**$ (7,737)**	**$ (1,821)**	**$ 78,221**	**$ 1,004,466**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of dollars)	For the Year Ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	$ 53,788	$ 196,040	$ 23,678
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	73,678	30,408	21,220
Amortization of in-place lease assets	23,207	9,582	346
Amortization of leasing commissions	426	451	313
Amortization of deferred financing costs	1,674	2,966	1,156
Amortization of debt premium	(19,354)	(5,940)	—
Provision for doubtful accounts	6,772	2,948	837
Amortization of deferred compensation	3,369	2,327	2,010
Minority interest	6,946	23,053	2,615
Gains on sales of interests in real estate	(934)	(194,320)	(4,085)
Change in assets and liabilities:			
Net change in other assets	(11,244)	(14,905)	(8,677)
Net change in other liabilities	(5,898)	10,893	2,612
Net cash provided by operating activities	**132,430**	**63,503**	**42,025**
Cash flows from investing activities:			
Investments in wholly-owned real estate acquisitions, net of cash acquired in 2003	(162,372)	(488,142)	(26,112)
Investments in wholly-owned real estate improvements	(27,112)	(12,243)	(7,306)
Investments in construction in progress	(15,226)	(13,770)	(10,043)
Investments in partnerships	(1,211)	(4,863)	(1,686)
Increase in cash escrows	(3,959)	(11,366)	(2,410)
Capitalized leasing costs	(2,763)	(111)	(247)
Investment in corporate leasehold improvements	(3,659)	(384)	—
Cash distributions from partnerships in excess of equity in income	669	2,102	3,958
Cash proceeds from sales of interests in partnerships	4,140	10,944	—
Cash proceeds from sales of wholly-owned real estate	107,563	207,441	8,930
Net cash used in investing activities	**(103,930)**	**(310,392)**	**(34,916)**
Cash flows from financing activities:			
Principal installments on mortgage notes payable	(18,713)	(7,885)	(5,014)
Proceeds from mortgage notes payable	—	134,250	12,800
Repayment of mortgage notes payable	(30,000)	(42,000)	(13,039)
Repayment of construction loan payable	—	—	(4,000)
Borrowing from revolving Credit Facility	208,000	181,100	39,500
Repayment of revolving Credit Facility	(107,000)	(141,900)	(7,200)
Payment of deferred financing costs	(100)	(5,252)	(154)
Shares of beneficial interest issued	19,060	206,168	11,222
Shares of beneficial interest retired	(1,148)	(875)	(438)
Distributions paid to common shareholders	(77,776)	(41,644)	(33,169)
Distributions paid to preferred shareholders	(13,613)	—	—
Distributions paid to OP Unit holders and minority partners	(9,847)	(5,649)	(4,322)
Net cash provided by (used in) financing activities	**(31,137)**	**276,313**	**(3,814)**
Net change in cash and cash equivalents	(2,637)	29,424	3,295
Cash and cash equivalents, beginning of period	42,977	13,553	10,258
Cash and cash equivalents, end of period	**$ 40,340**	**$ 42,977**	**$ 13,553**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2004, 2003, and 2002

1 Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the eastern United States. As of December 31, 2004, the retail properties have a total of approximately 32.2 million square feet, of which the Company and partnerships in which we own an interest own approximately 25.1 million square feet. The Company's portfolio consisted of 53 properties in 12 states and included 36 shopping malls, 13 power and strip centers and four industrial properties as of December 31, 2004. As further discussed in Note 10, the Company acquired Cumberland Mall in Vineland, New Jersey in February 2005.

The Company's interests in its properties are held through PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2004, the Company held an 89.15% interest in the Operating Partnership and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the other limited partners has the right to redeem his/her interest in the Operating Partnership for cash or, at the election of the Company, the Company may acquire such interest for shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the interest in the Operating Partnership and in other cases immediately.

The Company's management, leasing and real estate development activities are performed by two companies: PREIT Services, LLC ("PREIT Services"), which manages properties wholly-owned by the Company, and PREIT-RUBIN, Inc. ("PRI"), which manages properties not wholly-owned by the Company, including properties owned by partnerships in which the Company owns an interest. PREIT Services and PRI are consolidated. Because PRI is a taxable REIT subsidiary as defined by federal tax laws, it is capable of offering a broad range of services to tenants without jeopardizing the Company's continued qualification as a real estate investment trust.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest in the Operating Partnership as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

Certain prior period amounts have been reclassified to conform with current year presentation.

PARTNERSHIP INVESTMENTS | The Company accounts for its investment in partnerships which it does not control using the equity method of accounting. These investments, which represent 40% to 50% noncontrolling ownership interests at December 31, 2004, are recorded initially at the Company's cost and subsequently adjusted for the Company's net equity in income and cash contributions and distributions. We do not control any of these equity method investees for the following reasons:

- Except for one property that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed property, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. Cash paid for interest, including interest related to discontinued operations, net of amounts capitalized, was $92.7 million, $42.6 million and $27.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. At December 31, 2004 and 2003, cash and cash equivalents totaling $40.3 million and $43.0 million, respectively, included tenant escrow deposits of $4.0 million and $2.7 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | In 2004, the Company issued 609,317 OP Units valued at $17.8 million in connection with the acquisition of the remaining partnership interest in New Castle Associates, owner of Cherry Hill Mall in Cherry Hill, New Jersey.

In 2004, the Company issued 279,910 OP Units to the TRO Affiliates valued at $10.2 million in connection with the acquisition of The Rubin Organization in 1997. See Note 10 for further details about this OP Unit issuance.

The following table summarizes the significant non-cash activities related to property acquisitions in 2003 and 2002:

	For the Year ended December 31,			
	2003			2002
(in thousands of dollars)	Crown Merger	Rouse Property Acquisition	Willow Grove Park Acquisition 70%	Beaver Valley Mall Acquisition
Mortgages assumed	$ 596,666	$ 276,588	$ 76,876[1]	$ 48,153
Common shares	328,305	–	–	–
Preferred shares	143,303	–	–	–
OP units[2]	47,690	17,144	–	–
Options	690	–	–	–
Liabilities assumed, net of other assets acquired	20,852	–	–	–
Debt premium	55,141	18,488	5,152	–

(1) *Amounts represent the increase in the Company's proportionate share of the assumed mortgage debt.*

(2) *In 2003, the Company also issued 71,967 of OP Units valued at $2.3 million in connection with the acquisition of the IKEA parcel adjacent to Plymouth Meeting Mall, which was acquired from The Rouse Company.*

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management makes complex and/or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations, and;
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially in 2004, 2003 and 2002, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. The Company records base rents on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $4.9 million in 2004, $2.6 million in 2003 and $0.8 million in 2002. The significant increases in 2004 and 2003 were due to property acquisitions. Amortization of above- and below-market lease intangibles decreased revenue by $0.7 million, $0.4 million and $0.1 million in 2004, 2003 and 2002, respectively, as described below under "Intangible Assets."

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. These increases/decreases are non-cash changes to rental income. As of December 31, 2004 and 2003, the Company accrued income of $5.6 million and $1.4 million, respectively, because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Lease termination fee income is recognized in the period when a termination agreement is signed and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company's other significant source of revenues comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively referred to as "Management company revenue" in the consolidated statement of income.

No tenant represented 10% or more of the Company's rental revenue in any period presented.

CAPITALIZATION OF COSTS | Costs incurred related to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects. For the years ended December 31, 2004, 2003 and 2002, the Company capitalized interest of $1.5 million, $0.8 million and $0.7 million, respectively, real estate taxes of $0.2 million, $0.1 million and $0.1 million, respectively, and salaries and benefits of $1.3 million, $0.9 million and $0.7 million, respectively.

The Company capitalizes payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition are capitalized if the acquisition of the property or of an option to acquire the property is probable. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

The Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants. The Company capitalized $2.8 million, $0.1 million, and $0.3 million of such compensation-related costs during 2004, 2003 and 2002, respectively.

REAL ESTATE | The Company, for financial reporting purposes, depreciates its buildings, furniture, fixtures and tenant improvements over their estimated useful lives of 3 to 50 years, using the straight-line method of depreciation. Depreciation expense on real estate assets was $72.7 million, $27.6 million and $12.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. For federal income tax purposes, the Company uses the straight-line method of depreciation and the useful lives prescribed by the Internal Revenue Code.

Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

The Company is required to make subjective assessments as to the useful life of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Assessment of recoverability by the Company of certain other lease related costs must be made when the Company has a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires management to make estimates as to the recoverability of such assets.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the estimated weighted average remaining lease lives. The Company generally uses a weighted average life of seven years for this purpose.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors, including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market renewal period.

The Company allocates no value to customer relationship intangibles if the Company has pre-existing business relationships with the major retailers in the acquired property because the customer relationships associated with the acquired property provide no incremental value over the Company's existing relationships.

The following table presents the Company's intangible assets and liabilities net of accumulated amortization, as of December 31, 2004 and 2003:

	As of December 31, 2004		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties[4]	Total
Value of in-place lease intangibles	$ 147,634[1]	$ 5,673	$ 153,307
Above-market lease intangibles	12,171[2]	65	12,236
Subtotal	**159,805**	**5,738**	**165,543**
Goodwill (see below)	12,045	—	12,045
Total intangible assets	**$ 171,850**	**$ 5,738**	**$ 177,588**
Below-market lease intangibles	**$ (11,655)[3]**	**$ (221)**	**$ (11,876)**

	As of December 31, 2003		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties[4]	Total
Value of in-place lease intangibles	$ 158,631[1]	$ 34,901	$ 193,532
Above-market lease intangibles	13,872[2]	869	14,741
Subtotal	**172,503**	**35,770**	**208,273**
Goodwill (see below)	9,041	—	9,041
Total intangible assets	**$ 181,544**	**$ 35,770**	**$ 217,314**
Below-market lease intangibles	**$ (12,009)[3]**	**$ (911)**	**$ (12,920)**

(1) *Includes $102.8 million and $115.5 million related to properties acquired in connection with the Crown merger, $17.3 million and $26.2 million related to properties acquired in connection with the acquisitions from The Rouse Company and $27.5 million and $16.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(2) *Includes $6.5 million and $8.0 million related to properties acquired in connection with the Crown merger, $3.4 million and $5.0 million related to properties acquired in connection with the acquisitions from The Rouse Company and $2.2 million and $0.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(3) *Includes $7.2 million and $7.3 million related to properties acquired in connection with the Crown merger, $2.7 million and $3.8 million related to properties acquired in connection with the acquisitions from the Rouse Company and $1.8 million and $0.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(4) *Represents amounts recorded related to the acquisition of the Non-Core Properties (see Note 2) in connection with the Crown merger.*

Amortization expense recorded during the years ended December 31, 2004, 2003 and 2002 for the value of in-place leases totaled $23.1 million, $9.4 million and $0.2 million, respectively. The amortization of above- and below-market leases resulted in a net reduction in rental income of $0.7 million, $0.4 million and $0.1 million during the years ended December 31, 2004, 2003 and 2002, respectively.

The Company's intangible assets will amortize in the next five years and thereafter as follows (in thousands of dollars):

For the Year Ended December 31,	In-Place Lease Intangibles[1]	Net Above/ (Below) Market Leases
2005	$ 26,623	$ 743
2006	25,111	501
2007	24,605	386
2008	24,605	467
2009	24,605	373
2010 and thereafter	22,085	(2,110)
Total	**$ 147,634**	**$ 360**

(1) *In accordance with SFAS No. 144 (see below), in-place lease intangibles of properties held-for-sale are not amortized.*

LONG-LIVED ASSETS | Statement of Financial Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of" ("SFAS No. 144"), provides a single accounting model for long-lived assets classified as held-for-sale, broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS No. 144 on January 1, 2002.

The Company generally considers assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. When assets are identified by management as held-for-sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs of such assets. If, in management's opinion, the net sales price of the assets that have been identified as held-for-sale is less than the net book value of the assets, the asset is written down to fair value less the cost to sell. Such held-for-sale assets and liabilities related to assets classified as held-for-sale are presented separately in the consolidated balance sheet.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. A property's value is considered impaired only if management's estimate of the aggregate future cash flows to be generated by the property undiscounted and without interest charges are less than the carrying value of the property. These estimates take into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

DISCONTINUED OPERATIONS | Pursuant to the definition of a component of an entity in SFAS No. 144, assuming no significant continuing involvement, a sold real estate property is considered a discontinued operation. In addition, properties classified as held-for-sale are considered discontinued operations. Properties classified as discontinued operations for 2004 and 2003 were reclassified as such in the accompanying consolidated statement of income for each of 2004, 2003 and 2002. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. Certain prior period amounts have been restated to conform with current year presentation in accordance with SFAS No. 144. Please refer to Note 2 below for a description of the properties included in discontinued operations as of December 31, 2004. Investments in partnerships are excluded from the provisions of SFAS No. 144.

GOODWILL | Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2004 and 2003 include $12.0 million and $9.0 million, respectively (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997. During 2003, $7.6 million of this goodwill was written off in connection with the sale of the multifamily properties.

Changes in the carrying amount of goodwill for the three years ended December 31, 2004 were as follows (in thousands):

Balance, January 1, 2002	**$ 12,794**
Additions to goodwill	3,886
Balance, December 31, 2002	**16,680**
Goodwill divested	(7,639)
Balance, December 31, 2003	**9,041**
Additions to goodwill	3,043
Goodwill divested	(40)
Balance, December 31, 2004	**$ 12,044**

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code and intends to remain so qualified. Accordingly, no provision for federal income taxes has been reflected in the accompanying consolidated financial statements.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has in the past distributed a substantial portion of its taxable income in the subsequent fiscal year and may also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2004, 2003 and 2002, as no tax was due in those years.

The tax status of per share distributions paid to shareholders was composed of the following for the years ended December 31, 2004, 2003, and 2002:

	For the Year Ended December 31,		
	2004	2003	2002
Ordinary income	$ 1.62	$ 1.20	$ 1.83
Capital gains	0.03	0.79	0.08
Return of capital	0.51	0.08	0.13
	$ 2.16	**$ 2.07**	**$ 2.04**

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for income taxes in the years ended December 31, 2004, 2003 and 2002. The Company had net deferred tax assets of $4.7 million and $4.5 million as of December 31, 2004 and 2003, respectively. The deferred tax asset is primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax asset since it is more likely than not that these deferred tax assets will not be realized.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $2,451.9 million and $1,901.6 million, respectively, at December 31, 2004 and $2,480.9 million and $1,888.5 million, respectively, at December 31, 2003.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash, rents and other receivables, accounts payable and accrued expenses, and borrowings under the Company's Credit Facility approximate fair value due to the short-term nature of these instruments. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages payable with similar terms and maturities. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets.

ALLOWANCE FOR DOUBTFUL RECEIVABLES | The Company makes estimates of the collectibility of its receivables related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on the Company's net income because a higher bad debt reserve results in less net income, other things being equal. In 2004, the Company increased its reserve on straight-line rentals from 5% to 15% because the consolidated straight-line rent receivable balance increased significantly after the Merger and the other 2004 and 2003 acquisitions took place, and because management determined that there was a greater risk associated with these amounts due to various property and industry factors.

DEBT PREMIUMS | Debt assumed in connection with property acquisitions is marked to market at the acquisition date and the premium is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease in interest expense.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES | Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.

For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income (outside of earnings) and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings. The Company assesses the effectiveness of each hedging relationship by comparing the changes in fair value or cash flows of the derivative hedging instrument with the changes in fair value or cash flows of the designated hedged item or transaction. For derivatives not designated as hedges, changes in fair value are recognized in earnings.

The Company's objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses interest rate swaps as part of its cash flow hedging strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts in exchange for fixed-rate payments or vice versa over the life of the agreements without exchange of the underlying principal amount.

OPERATING PARTNERSHIP UNIT CONVERSIONS | Shares issued upon conversion of units of limited partnership interest in the Company's operating partnership ("OP Units") are recorded at the book value of the OP Units.

STOCK-BASED COMPENSATION EXPENSE | Effective January 1, 2003, the Company adopted the expense recognition provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The Company values stock options issued using the Black-Scholes option-pricing model and recognizes this value as an expense over the period in which the options vest. Under this standard, recognition of expense for stock options is prospectively applied to all options granted after the beginning of the year of adoption. Prior to 2003, the Company followed the intrinsic method set forth in APB Opinion 25, Accounting for Stock Issued to Employees. The compensation expense associated with the stock options is included in general and administrative expenses in the accompanying consolidated statements of income.

In December 2002, Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure, an amendment of FASB Statement No. 123" amended Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 148") to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. See below for a discussion regarding recent revisions to SFAS No. 123.

Under the prospective method of adoption selected by the Company under the provisions of SFAS No. 148, compensation cost was recognized in 2003 as if the recognition provisions of SFAS No. 123 had been applied from the date of adoption to awards granted after January 1, 2003. The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

(in thousands of dollars, except per share amounts)	For the Year ended December 31, 2004	2003	2002
Net income available to common shareholders	$ 40,175	$ 194,507	$ 23,678
Deduct: Dividends on unvested restricted shares	(733)	—	—
Add: Stock-based employee compensation expense included in reported net income	2,954	2,487	2,008
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(3,115)	(2,629)	(2,145)
Proforma net income available to common shareholders	**$ 39,281**	**$ 194,365**	**$ 23,541**
Earnings per share:			
Basic–as reported	**$ 1.11**	**$ 9.54**	**$ 1.47**
Basic–pro forma	**$ 1.10**	**$ 9.53**	**$ 1.46**
Diluted–as reported	**$ 1.10**	**$ 9.36**	**$ 1.44**
Diluted–pro forma	**$ 1.09**	**$ 9.35**	**$ 1.44**

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee stock compensation programs and outstanding stock options and warrants whose exercise price was less than the average market price of our stock during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *SFAS NO. 153* | In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 153, "Exchange of Nonmonetary Assets" ("SFAS No. 153"). This Statement amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions" which established the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges for nonmonetary assets that do not have commercial substance. SFAS No. 153 is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe SFAS No. 153 will have a material effect on its future results of operations.

SFAS NO.123(R) | In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123 (R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25 . SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period. Pro forma disclosure of the income statement effects of share-based payments is no longer an alternative. SFAS No. 123(R) is effective for all stock-based awards granted on or after July 1, 2005. In addition, companies must also recognize compensation expense related to any awards that are not fully vested as of July 1, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in developing the pro forma disclosures in accordance with the provisions of SFAS No. 123. The Company is currently assessing the impact of SFAS No. 123(R), but does not expect the impact of adopting SFAS No. 123(R) to be material to its financial statements because it adopted SFAS No.123 effective January 1, 2003.

FIN 46 | In January 2003, the FASB issued Interpretation No. 46, ("FIN 46") (revised December 2003 ("FIN 46R")), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights, and, accordingly, should consolidate the entity. FIN 46R replaces FIN 46. FIN 46R is applicable immediately to a variable interest entity created after January 31, 2003 and, as of March 31, 2004, to those variable interest entities created before February 1, 2003 and not already consolidated under FIN 46 in previously issued financial statements. The Company has not created any variable interest entities after January 31, 2003. The Company adopted this standard as of January 1, 2004 and has analyzed the applicability of this interpretation to its entities created before February 1, 2003. Management believes that none of the Company's partnerships are variable interest entities. The Company reached this determination because each entity's equity at risk was sufficient to allow it to finance its activities without additional subordinated financial support. All of the operating properties were financed with third-party non-recourse loans which were comparable to loans generally available to finance similar properties. In addition, the equity holders in each entity participate significantly in the entity's profits and losses. Neither the Company nor any of the other investors have provided any form of subordinated financial support to these entities in the form of loan guarantees or otherwise.

2 Real Estate Activities

Investments in real estate as of December 31, 2004 and 2003 are comprised of the following:

	As of December 31,	
(in thousands of dollars)	2004	2003
Buildings, improvements, and construction in progress	$ 2,137,687	$ 1,882,735
Land, including land held for development	395,889	409,470
Total investments in real estate	**2,533,576**	**2,292,205**
Accumulated depreciation	(150,885)	(78,416)
Net investments in real estate	**$ 2,382,691**	**$ 2,213,789**

2004 ACQUISITIONS | In December 2004, the Company acquired Orlando Fashion Square in Orlando, Florida with 1.1 million square feet for approximately $123.5 million in cash, including closing costs. The transaction was financed using the Company's Credit Facility. Of the purchase price amount, $14.7 million was allocated to value of in-place leases and $0.7 million was allocated to above-market leases.

In May 2004, the Company acquired The Gallery at Market East II in Philadelphia, Pennsylvania with 334,400 square feet for $32.4 million in cash, including closing costs. The purchase price was funded from the Company's Credit Facility. Of the purchase price amount, $4.5 million was allocated to value of in-place leases, $1.2 million was allocated to above-market leases and $1.1 million was allocated to below-market leases. This property is adjacent to The Gallery at Market East I. When combined with The Gallery at Market East I (acquired by the Company in 2003), the Company owns 528,000 square feet of the total 1.1 million square feet in The Gallery at Market East.

In May 2004, the Company exercised its option to acquire the remaining ownership interest in New Castle Associates. See "Additional 2003 Acquisitions" for further discussion.

In March 2004, the Company acquired a 25 acre parcel of land in Florence, South Carolina. The purchase price for the parcel was $3.8 million in cash, including related closing costs. The parcel, which is zoned for commercial development, is situated across the street from Magnolia Mall and The Commons at Magnolia, both wholly-owned PREIT properties.

CROWN MERGER | On November 20, 2003, the Company announced the closing of the merger of Crown American Realty Trust ("Crown") with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, PREIT Associates, L.P., Crown and Crown American Properties, L.P. ("CAP"), a limited partnership of which Crown was the sole general partner before the Merger. Through the Merger and related transactions, the Company acquired 26 wholly-owned regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share was automatically converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, the Company issued approximately 11,725,175 of its common shares to the former holders of Crown common shares. In addition, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

The value of shares of beneficial interest, preferred shares, OP Units, options and warrants issued in connection with the merger with Crown was determined based on the closing market value of the related securities on May 13, 2003, the date on which the financial terms of the merger with Crown were substantially complete.

The following table summarizes the assets acquired, liabilities assumed and funding sources associated with the Crown merger. These amounts were recorded at the estimated fair value as determined by management, based on information available and on assumptions of future performance. This allocation of purchase price, as well as the purchase price allocations made in connection with the Company's other acquisitions, was subject to revisions, in accordance with GAAP, during the twelve-month period following the closings of the respective acquisitions. During 2004, the Company finalized its purchase price allocation for the Crown properties and reallocated $26.7 million of the purchase price that was originally allocated to the Non-Core Properties. This amount was reallocated among the 20 properties acquired in the Merger that are classified in continuing operations. The Company also recorded additional basis in the properties acquired in the Merger of $3.2 million, primarily relating to additional professional fees incurred in connection with the Merger. These amounts were allocated to the properties in continuing operations on a pro rata basis based on the relative fair value of each property. The final allocation of the purchase price is as follows:

(in thousands of dollars)	
Land	$ 199,279
Building	936,624
Other fixed assets	86,076
In-place leases	154,915
Above-market leases	8,935
Total assets acquired	**$ 1,385,829**
Below-market leases	$ 9,369
Mortgages(1)	606,500
Mortgage debt premium	55,141
Other net liabilities	3,430
Total liabilities assumed	**$ 674,440**
Common shares	$ 328,305
Preferred shares	143,303
Operating partnership units	47,690
Line of credit borrowings	154,874
Cash	37,217
Total funding sources	**$ 711,389**

(1) *Amount includes $596.7 million related to Crown's mortgage debt, net of repayment of $7.5 million on one mortgage. Also includes $9.8 million related to the acquisition of the remaining 50% interest in Palmer Park Mall.*

As a result of the merger with Crown, in 2004 and 2003, the Company incurred substantial integration and transition expenses as follows:

	Year Ended December 31,	
(in thousands of dollars)	2004	2003
Incentive compensation	$ 478	$ 4,261
Consulting fees	—	1,662
Professional fees	331	310
Travel/meeting costs	139	187
Office expense	982	—
Total	**$ 1,930**	**$ 6,420**

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets (excluding a portion of its interest in two partnerships) and substantially all of its liabilities to the Company's Operating Partnership in exchange for 1,703,214 OP Units. The interest in the two partnerships retained by CAP is subject to a put-call arrangement involving 341,297 additional OP Units (see Note 11 under "Other").

ADDITIONAL 2003 ACQUISITIONS | The Company entered into a partnership with Pennsylvania State Employee Retirement System ("PaSERS") in February 2000 to acquire Willow Grove Park, a retail mall in Willow Grove, Pennsylvania. The Company's interest was 0.01% at the time it entered the partnership that owns the property. Effective November 2001, the Company increased its ownership in the partnership that owns the property to 30%. In September 2003, the Company acquired the remaining 70% limited partnership interest from PaSERS. The purchase price of the 70% partnership interest was $45.5 million in cash, which the Company paid using a portion of the net proceeds of the Company's August 2003 equity offering. As of the date of the acquisition of the 70% interest, the partnership had $109.7 million in debt ($76.9 million of which is attributable to the acquisition of the remaining 70% interest), with an interest rate of 8.39% maturing in March 2006.

Also in September 2003, the Company purchased a 6.08 acre parcel and a vacant 160,000 square foot two story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA for the building from the Company's August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, the Company acquired Moorestown Mall, The Gallery at Market East I and Exton Square Mall from affiliated entities of The Rouse Company ("Rouse") and, in June 2003, the Company acquired Echelon Mall and Plymouth Meeting Mall from Rouse, all of which are located in the Greater Philadelphia area. In June 2003, the Company also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA"). In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, the Company acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions to New Castle Associates, increased its ownership interest to approximately 73%. In May 2004, the Company exercised its option to acquire the remaining ownership interest in New Castle Associates in exchange for an aggregate of 609,317 additional OP Units. As a result, the Company now owns 100% of New Castle Associates. Prior to the closing of the acquisition of the remaining interest, each of the remaining partners of New Castle Associates other than the Company was entitled to a cumulative preferred distribution from New Castle Associates on their remaining interests in New Castle Associates equal to $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates. The aggregate purchase price for the Company's acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for New Castle Associates (including the additional purchase price paid upon exercise of the Company's option to acquire the remaining interests in New Castle Associates) was $549 million, including approximately $237 million in cash, the assumption of $277 million in non-recourse mortgage debt and the issuance of approximately $35 million in OP Units. Certain former partners of New Castle Associates not affiliated with the Company exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and the Company paid to those partners an aggregate amount of approximately $7.7 million. In addition, the Company granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued or to be issued to them, other than those redeemed for cash following the closing.

Pan American Associates, the former sole general partner and a former limited partner of New Castle Associates, is controlled by Ronald Rubin, a trustee and the chairman and chief executive officer of the Company, and George Rubin, a trustee and a vice chairman of the Company. By reason of their interest in Pan American Associates, Ronald Rubin had a 9.37% indirect limited partner interest in New Castle Associates and George F. Rubin had a 1.43% indirect limited partner interest in New Castle Associates.

In connection with the April 2003 sale of Christiana Mall by New Castle Associates to Rouse, PRI received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New Castle Associates. This fee was received in April 2003 by PRI prior to the Company's acquisition of its ownership interest in New Castle Associates.

PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provided for a fee of 5.25% of all rents and other revenues received by New Castle Associates from Cherry Hill Mall. The Company ceased recording charges under this agreement upon its purchase of the remaining interest in New Castle Associates.

2002 ACQUISITIONS | In October 2002, the Company acquired the 50% interest in Regency Lakeside Apartments that the Company did not previously own and consolidated the results of this property from the date of acquisition. The Company paid approximately $14.2 million for this remaining interest, including $9.6 million in the form of an assumed mortgage (representing the seller's 50% share of the mortgage), $2.5 million borrowed under a credit facility and $2.1 million in cash.

In July 2002, pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization in September 1997, the Company acquired the 11% interest in Northeast Tower Center and related parcels of land that it did not previously own. Northeast Tower Center is a retail power center located in Philadelphia, Pennsylvania. The purchase price for the acquisition consisted of 24,337 OP Units issued in 2002 and 6,290 OP Units issued in 2003, valued at an aggregate of $0.7 million.

In April 2002, the Company purchased Beaver Valley Mall located in Monaca, Pennsylvania for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The bank borrowing was subsequently repaid. Also in 2002, the Company exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

PRO FORMA INFORMATION | Pro forma revenues, net income, basic net income per share and diluted net income per share for the twelve month periods ended December 31, 2003 and 2002, reflecting the purchases of the Crown properties, the Rouse properties, the remaining interest in Willow Grove, and Beaver Valley Mall, described above, as if the purchases took place on January 1, 2002, are presented below. The pro forma impact of the 2004 acquisitions is not reflected because the 2004 acquisitions were not material to the Company's results of operations. The unaudited pro forma information presented within this footnote is not necessarily indicative of the results which actually would have occurred if the acquisitions had been completed on January 1, 2002, nor does the pro forma information purport to represent the results of operations for future periods.

	For the Year Ended December 31,	
(in thousands of dollars, except per share amounts)	2003	2002
Revenues	$ 393,708	$ 377,541
Net income available to common shareholders	$ 202,070	$ 52,075
Basic net income per share	**$ 6.56**	**$ 1.88**
Diluted net income per share	**$ 6.45**	**$ 1.86**

The acquisitions were accounted for by the purchase method of accounting. The properties' results of operations have been included from their respective purchase dates.

DISPOSITIONS | Six of the properties acquired in connection with the Merger were considered to be non-strategic and were designated as held-for-sale (the "Non-Core Properties"). The Non-Core Properties were: Bradley Square Mall in Cleveland, Tennessee; Martinsburg Mall in Martinsburg, West Virginia; Mount Berry Square Mall in Rome, Georgia; Schuylkill Mall in Frackville, Pennsylvania; Shenango Valley Mall in Sharon, Pennsylvania, and West Manchester Mall in York, Pennsylvania. In September 2004, the Company sold five of the Non-Core Properties for a sale price of $110.7 million. The net proceeds from the sale were approximately $108.5 million after closing costs and adjustments. West Manchester Mall and Martinsburg Mall had served as part of the collateral pool that secures a mortgage with GE Capital Corporation. In connection with the closing, these properties were released from the collateral pool and replaced by Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina. The Company used the proceeds from this sale primarily to pay down amounts outstanding under the Company's Credit Facility. The Company did not record a gain or loss on this sale. The sixth Non-Core Property, Schuylkill Mall, remains designated as held for sale.

In August 2004, the Company sold its 60% non-controlling ownership interest in Rio Grande Mall, a 166,000 square foot strip center in Rio Grande, New Jersey, to Freeco Development LLC, an affiliate of its partner in this property, for net proceeds of $4.1 million. The Company recorded a gain of approximately $1.5 million in the third quarter of 2004 from this transaction.

In the second and third quarters of 2003, the Company disposed of its entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which the Company had a 50% partnership interest. The Company sold its 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for a total sale price of $392.1 million (approximately $185.3 million of which consisted of assumed indebtedness). The sales of the Company's wholly-owned multifamily properties resulted in a gain of $178.1 million. In the second quarter of 2004, the Company recorded a $0.6 million reduction to the gain on the sale of the portfolio in connection with the settlement of claims made against the Company by the purchaser of the properties. The results of operations of these wholly-owned properties and the resulting gains on sale are presented as discontinued operations in the accompanying consolidated statements of income for all periods presented.

The Company sold its 50% partnership interest in four multifamily properties to its respective partners. Cambridge Hall Apartments in West Chester, Pennsylvania was sold in May 2003 for $6.7 million, including $2.5 million in assumed indebtedness. A gain of $4.4 million was recorded on the sale. Countrywood Apartments in Tampa, Florida was sold in May 2003 for $9.1 million, including $7.3 million in assumed indebtedness. A gain of $4.5 million was recorded on the sale. Fox Run Apartments in Warminster, Pennsylvania was sold in September 2003 for $5.0 million, including $2.7 million in assumed indebtedness. A gain of $3.9 million was recorded on the sale. Will-O-Hill Apartments in Reading, Pennsylvania was sold in September 2003 for $3.6 million, including $0.8 million in assumed indebtedness. A gain of $2.2 million was recorded on the sale. The results of operations of these equity method investments and the resultant gains on sales are presented in continuing operations for all periods presented.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

In January 2003, the Company sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for $3.2 million. The Company recognized a gain of $1.1 million in 2003 as a result of this sale.

In July 2002, the Company sold Mandarin Corners shopping center in Jacksonville, Florida for $16.3 million. The Company recorded a gain on the sale of approximately $4.1 million. In accordance with the provisions of SFAS No.144, the operating results and gain on sale of Mandarin Corners shopping center are included in discontinued operations for all periods presented.

DISCONTINUED OPERATIONS | In accordance with SFAS No. 144, the Company has presented as discontinued operations the operating results of (i) its wholly-owned multifamily portfolio, (ii) the Non-Core Properties and (iii) Mandarin Corners.

The following table summarizes revenue and expense information for the wholly-owned multifamily portfolio, the Non-Core Properties and Mandarin Corners:

(in thousands of dollars)	For the Year Ended December 31, 2004	2003	2002
Real estate revenues	$ 22,891	$ 28,891	$ 52,263
Expenses			
Property operating expenses	(13,479)	(13,342)	(21,472)
Depreciation and amortization	—	(2,309)	(8,727)
Interest expense	(2,921)	(5,659)	(13,001)
Total expenses	**(16,400)**	**(21,310)**	**(43,200)**
Income from discontinued operations	6,491	7,581	9,063
Gains (adjustment to gains)			
on sales of real estate	(550)	178,121	4,085
Minority interest	(640)	(18,857)	(1,308)
Income from discontinued operations	**$ 5,301**	**$166,845**	**$ 11,840**

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | As of December 31, 2004, the Company has capitalized $14.0 million for proposed development and redevelopment activities. Of this amount, $12.5 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, and the remaining $1.5 million is included in investments in and advances to partnerships. Non-refundable deposits on land purchase contracts were $1.2 million at December 31, 2004.

3 Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2004 and 2003:

(in thousands of dollars)	As of December 31, 2004	2003
Assets		
Investments in real estate, at cost:		
Retail properties	$ 247,161	$ 252,789
Development	1,506	1,506
Total investments in real estate	**248,667**	**254,295**
Less: Accumulated depreciation	(68,670)	(63,647)
	179,997	**190,648**
Cash and cash equivalents	8,170	5,616
Deferred costs, prepaid real estate taxes and other assets, net	28,181	29,151
Total assets	**216,348**	**225,415**
Liabilities and partners' equity		
Mortgage notes payable	219,575	223,763
Other liabilities	11,072	11,414
Total liabilities	**230,647**	**235,177**
Net equity (deficit)	(14,299)	(9,762)
Less: Other partners' share	(7,310)	(5,461)
Company's share	(6,989)	(4,301)
Excess investment[1]	11,912	9,316
Advances	8,563	8,094
	$ 13,486	**$ 13,109**
Investment in partnerships at equity	$ 27,244	$ 29,166
Partnership investments with deficit balances[2]	(13,758)	(16,057)
	$ 13,486	**$ 13,109**

(1) *Represents the unamortized difference of the Company's investment over the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in equity in income of partnerships.*

(2) *Represents partnerships that have made cash distributions that are, in the aggregate, greater then the aggregate of the Company's contributions to the partnership and the Company's cumulative equity in income of the partnership.*

Mortgage notes payable, which are secured by seven of the partnership properties, are due in installments over various terms extending to the year 2013 with interest rates ranging from 6.00% to 8.02% and a weighted average interest rate of 7.47% at December 31, 2004. The liability under each mortgage note is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows.

(in thousands of dollars)	Company's Proportionate Share			
Year Ended December 31,	Principal Amortization	Balloon Payments	Total	Property Total
2005	$ 2,277	$ —	$ 2,277	$ 4,611
2006	2,330	21,751	24,081	48,220
2007	1,853	—	1,853	3,768
2008	1,968	6,129	8,097	16,259
2009	1,688	12,425	14,113	28,299
2010 and thereafter	3,409	53,683	57,092	118,418
	$ 13,525	**$ 93,988**	**$ 107,513**	**$ 219,575**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2004, 2003 and 2002.

(in thousands of dollars)	For the Year Ended December 31, 2004	2003	2002
Gross revenues from real estate	$ 57,986	$ 82,018	$ 97,903
Expenses:			
Property operating expenses	(17,947)	(28,008)	(33,868)
Interest expense	(16,923)	(25,633)	(31,417)
Depreciation and amortization	(11,001)	(13,676)	(17,434)
Total expenses	(45,871)	(67,317)	(82,719)
Net income	12,115	14,701	15,184
Less: Other partners' shares	(6,131)	(7,359)	(7,684)
Company's share	5,984	7,342	7,500
Amortization of excess investment	(378)	(111)	(51)
Company's share of equity in income of partnerships	**$ 5,606**	**$ 7,231**	**$ 7,449**

The Company's equity in income of partnerships for the year ended December 31, 2004 includes $1.1 million relating to a cumulative depreciation adjustment for an operating property that was made by the Company's partner (the property's manager) to reflect depreciation expense appropriately after a previous depreciation expense understatement of $0.3 million in each of the years ended December 31, 2004, 2003 and 2002, and $0.2 million in 2001.

The Company has a 50% partnership interest in Lehigh Valley Associates, owner of Lehigh Valley Mall, that is included in the amounts above. Summarized financial information as of December 31, 2004, 2003 and 2002 for this property, which is accounted for by the equity method, is as follows.

(in thousands of dollars)	For the Year Ended December 31, 2004	2003	2002
Total assets	$ 23,001	$ 18,130	$ 18,882
Mortgages payable	$ 46,091	$ 47,353	$ 48,520
Revenues	$ 21,678	$ 21,030	$ 18,180
Property operating expenses	$ 7,738	$ 8,002	$ 6,225
Interest expense	$ 3,780	$ 3,783	$ 3,868
Net income	$ 9,011	$ 7,924	$ 7,287
Company's share of equity in income of partnership	$ 4,505	$ 3,962	$ 3,644

4 Mortgage Notes, Bank and Construction Loans Payable

MORTGAGE NOTES PAYABLE | Mortgage notes payable, which are secured by 29 of the Company's wholly-owned properties, including one property classified as held-for-sale, are due in installments over various terms extending to the year 2013 with interest at rates ranging from 4.95% to 10.60% and a weighted average interest rate of 7.28% at December 31, 2004. Principal payments are due as follows.

(in thousands of dollars) Year Ended December 31,	Principal Amortization(1)	Balloon Payments(1)	Total
2005	$ 18,442	$ 140,886	$ 159,328
2006	16,774	107,308	124,082
2007	16,458	57,769	74,227
2008	14,112	505,564	519,676
2009	4,394	49,955	54,349
2010 and thereafter	12,851	200,566	213,417
	$ 83,031	$ 1,062,048	1,145,079
Debt Premium			56,135
			$ 1,201,214

(1) *The Company has one property, Schuylkill Mall, classified as held-for-sale. In December 2004, the Company completed a modification of the mortgage on Schuylkill Mall in Frackville, Pennsylvania. The modification limits the monthly payments to interest plus the excess cash flow from the property after management fees, leasing commissions, and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. All other terms of the loan, including the interest rate of 7.25%, remained unchanged. Due to the modification, the timing of future principal payment amounts cannot be determined. The mortgage expires in December 2008, and had a balance of $17.4 million at December 31, 2004.*

The fair value of the mortgage notes payable was approximately $1,225 million at December 31, 2004 based on year-end interest rates and market conditions.

MORTGAGE FINANCING ACTIVITY | As noted above, in December 2004, the Company completed a modification of the mortgage on Schuylkill Mall in Frackville, PA.

In November 2004, the Company used the Credit Facility to repay the $30 million mortgage on Wiregrass Commons Mall.

In June 2003, the Company refinanced its mortgage note payable secured by Moorestown Mall, in Moorestown, New Jersey. The $64.3 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the borrowings secured by the mortgage were used to repay the previously existing mortgage note secured by Moorestown Mall and to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In May 2003, the Company entered into a mortgage note payable secured by Dartmouth Mall, in Dartmouth, Massachusetts. The $70.0 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the borrowings secured by the mortgage were used to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In March 2002, the mortgage on Camp Hill Plaza Apartments in Camp Hill, Pennsylvania, was refinanced. The $12.8 million mortgage had a 10-year term and a fixed interest rate of 7.02% per annum. In connection with the refinancing, unamortized deferred financing costs of $0.1 million were written off and reflected as interest expense in the consolidated statements of income for the year ended December 31, 2002. This property was sold in 2003.

CREDIT FACILITY | In November 2003, the Company completed the replacement of its $200 million secured line of credit with a $500 million unsecured revolving line of credit (the "Credit Facility"), with an option to increase the Credit Facility to $650 million under prescribed conditions. As further described in Note 14, the Credit Facility was amended in February 2005. Through December 31, 2004, the Credit Facility bore interest at a rate between 1.5% and 2.5% per annum over LIBOR based on the Company's leverage. The availability of funds under the Credit Facility is subject to the Company's compliance with financial and other covenants and agreements, some of which are described below.

As of December 31, 2004 and 2003, $271.0 million and $170.0 million, respectively, were outstanding on the Credit Facility. The Company had pledged $8.1 million under the Credit Facility as collateral for six letters of credit, and the unused portion of the Credit Facility available to the Company was $220.9 million as of December 31, 2004. The weighted average interest rate based on amounts borrowed on the Company's credit facilities was 4.24%, 5.48% and 4.21% for the years ended December 31, 2004, 2003 and 2002, respectively. The interest rate at December 31, 2004 was 4.14%.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph shall have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.90:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7)

maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary, not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (8) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties defined as development properties or major redevelopment properties not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.130:1. As of December 31, 2004, the Company was in compliance with all of these debt covenants.

CROWN MERGER | In connection with the Merger, the Company also assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not prepaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum, or (ii) the Treasury Rate, as defined therein, plus 3.0% per annum. PREIT also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum. The Company also repaid all $154.9 million of outstanding indebtness under a Crown credit facility with borrowings under the Credit Facility.

5 Derivative Instruments and Hedging Activities

As of December 31, 2004, no derivatives were designated as fair value hedges or hedges of net investments in foreign operations. Additionally, the Company does not use derivatives for trading or speculative purposes and does not currently have any derivatives that are not designated as hedges.

During 2003, derivatives were used to hedge the variable cash flows associated with the Company's former credit facility that expired in the fourth quarter of 2003.

In August 2003, the Company terminated its two derivative financial instruments contracts with an aggregate notional value of $75.0 million, and an original maturity date of December 15, 2003. An expense of $1.2 million was recorded in connection with the termination of the Company's interest rate swap agreements and is reflected in other general and administrative expenses on the consolidated statements of income.

For the Company's cash flow hedges, the fair value is recognized temporarily as a component of equity and subsequently recognized in earnings when the hedged transaction affects earnings as interest expense or depreciation expense over the life of the constructed asset for hedged borrowings associated with development activities. The balance of $1.8 million in accumulated other comprehensive loss at December 31, 2004 is attributable to financing of development activities.

6 Preferred Stock

In connection with the Merger, the Company issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares. The issuance was recorded at $57.90 per preferred share, the fair value of a preferred share based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. The preferred shares are not redeemable by the Company until July 31, 2007. On or after July 31, 2007, the Company, at its option, may redeem the preferred shares for cash at the redemption price per share set forth below (in thousands of dollars, except per share amounts):

Redemption Period	Redemption Price Per Share	Total Redemption Value
July 31, 2007 through July 30, 2009	$ 52.50	$ 129,938
July 31, 2009 through July 30, 2010	$ 51.50	$ 127,463
On or after July 31, 2010	$ 50.00	$ 123,750

As of December 31, 2003, there was $1.5 million in accumulated but unpaid dividends relating to the preferred shares. This amount was deducted from net income to determine net income available to common shareholders. This amount was not deducted from retained earnings as of December 31, 2003 because the dividend on the preferred shares was not yet declared at that time.

7 Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan for the years ended December 31, 2004, 2003 and 2002 were $1.0 million, $0.7 million, and $0.6 million, respectively.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.8 million, $0.5 million, and $0.2 million for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value. In the years ended December 31, 2004, 2003, and 2002, 17,000, 14,000 and 17,000 shares, respectively, were purchased for total consideration of $0.5 million, $0.3 million and $0.3 million, respectively.

8 Stock-Based Compensation

The Company's 2003 Equity Incentive Plan provides for the granting of, among other things, restricted share awards and options to purchase shares of beneficial interest to key employees and nonemployee trustees of the Company. An additional four plans formerly provided for awards of restricted shares and options, under which options remain exercisable and some restricted shares remain outstanding and subject to restrictions. The Company has two additional plans that provide for grants to its nonemployee trustees, one with respect to options and one with respect to restricted shares. The following table presents the number of shares authorized and the number of shares that remained available for future awards under each of these seven plans as of December 31, 2004:

	2003 Equity Incentive Plan	Restricted 1999 Equity Incentive Plan	Share Plan For Nonemployee Trustees	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Authorized shares	2,500,000	400,000	50,000	455,000	100,000	400,000	100,000
Available for grant at December 31, 2004	2,121,287(1)	—(1)	32,000(1)	—	—	—	—

(1) *In the years ended December 31, 2004, 2003 and 2002, respectively, 223,214, 120,776 and 136,427 restricted share awards were issued to certain employees as incentive compensation. The restricted shares were awarded at their fair value, which ranged from $30.96 to $37.36 per share in 2004, $25.44 to $30.05 per share in 2003 and $23.12 to $25.55 per share in 2002, for a total value of $8.0 million in 2004, $3.0 million in 2003 and $3.2 million in 2002. Restricted shares vest ratably over periods of two to five years. The Company recorded compensation expense of $3.1 million in 2004, $2.3 million in 2003 and $2.0 million in 2002 related to these restricted share awards.*

Options are granted at the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than 10 years from the grant date. Changes in options outstanding from January 1, 2002 through December 31, 2004 were as follows:

	Weighted Average Exercise Price	2003 Equity Incentive Plan	Restricted 1999 Equity Incentive Plan	1997 Stock Option Plan	1993 Stock Option Plan	1990 Employees Plan	1990 Nonemployee Trustee Plan
Options outstanding at January 1, 2002	**$ 22.64**	**—**	**100,000**	**360,000**	**100,000**	**244,250**	**53,375**
Options granted	$ —	—	—	—	—	—	—
Options exercised	$ 20.37	—	—	—	—	(95,515)	(1,000)
Options outstanding at December 31, 2002	**$ 23.24**	**—**	**100,000**	**360,000**	**100,000**	**148,735**	**52,375**
Options granted	$ 18.80	161,851	—	—	—	—	15,000
Options exercised	$ 24.00	(19,198)	—	(100,740)	(100,000)	(60,345)	(2,000)
Options forfeited	$ 25.38	—	—	—	—	—	(3,000)
Options outstanding at December 31, 2003	**$ 21.69**	**142,653**	**100,000**	**259,260**	**—**	**88,390**	**62,375**
Options granted	$ 34.55	5,000	—	—	—	—	—
Options exercised	$ 18.00	(128,161)	—	—	—	(47,285)	(10,500)
Options forfeited	$ 19.98	(2,723)	—	—	—	—	—
Options outstanding at December 31, 2004	**$ 23.33**	**16,769**	**100,000**	**259,260**	**—**	**41,105**	**51,875**

At December 31, 2004, options to purchase 449,634 shares of beneficial interest with an aggregate exercise price of $10.3 million (average of $22.98 per share) were exercisable.

Outstanding options to purchase 469,009 shares (including unexercisable options) as of December 31, 2004 have a weighted average remaining contractual life of 3.75 years, a weighted average exercise price of $23.33 per share and an aggregate exercise price of $10.9 million.

The following table summarizes information relating to all options outstanding at December 31, 2004.

	Options Outstanding at December 31, 2004		Options Exercisable at December 31, 2004		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$ 13.00 – $ 14.99	1,934	$ 14.46	1,934	$ 14.46	5.61
$ 15.00 – $ 16.99	2,957	$ 15.42	2,957	$ 15.42	5.40
$ 17.00 – $ 18.99	110,375	$ 17.78	110,375	$ 17.78	5.69
$ 19.00 – $ 20.99	19,500	$ 20.33	19,500	$ 20.33	1.43
$ 21.00 – $ 22.99	43,543	$ 22.33	40,418	$ 22.37	3.31
$ 23.00 – $ 24.99	7,500	$ 24.51	7,500	$ 24.51	2.50
$ 25.00 – $ 26.99	263,200	$ 25.41	263,200	$ 25.41	2.81
$ 27.00 – $ 28.99	—	—	—	—	—
$ 29.00 – $ 30.99	5,000	$ 28.74	1,250	$ 28.74	8.43
$ 31.00 – $ 33.99	—	—	—	—	—
$ 34.00 – $ 35.99	15,000	$ 34.83	2,500	$ 34.83	8.95

The fair value of each option granted in 2004 and 2003 (no options were granted in 2002) was estimated on the grant date using the Black-Scholes option pricing model and on the assumptions presented below:

	Options Issued to Trustees Year Ended December 31 2004	Crown Employee Options Converted to PREIT Options Year Ended December 31 2003	Options Issued to Trustees Year Ended December 31 2003
Weighted average fair value	$ 6.37	$ 5.17	$ 2.90
Expected life in years	10	3.62	10
Risk-free interest rate	4.60%	4.25%	4.25%
Volatility	17.53%	20.34%	20.34%
Dividend yield	6.25%	7.03%	6.86%

9 Leases

AS LESSOR | The Company's retail and industrial properties are leased to tenants under operating leases with various expiration dates ranging through 2081.

Future minimum rentals under noncancelable operating leases with terms greater than one year are as follows.

(in thousands of dollars) Year Ended December 31,	
2005	$ 222,200
2006	198,162
2007	173,954
2008	150,886
2009	128,102
2010 and thereafter	392,417
	$1,265,721

The total future minimum rentals as presented do not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rents.

AS LESSEE | Assets under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for various computer, office and mall equipment. The Company is also the lessee under third-party ground leases for portions of the land at eight of its properties (Crossroads Mall, Echelon Mall, Exton Square Mall, The Gallery at Market East I and II, Magnolia Mall, Plymouth Meeting Mall, Uniontown Mall and Wiregrass Commons Mall). Total amounts expensed relating to leases were $5.3 million, $1.9 million and $1.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows.

(in thousands of dollars) Year Ended December 31,	Capital Leases	Operating Leases	Ground Leases
2005	$ 439	$ 2,576	$ 1,282
2006	293	2,044	1,282
2007	261	1,845	1,282
2008	181	1,575	1,282
2009	181	1,558	1,351
2010 and thereafter	—	6,664	40,818
Less: amount representing interest	(198)	—	—
	$ 1,157	**$ 16,262**	**$ 47,297**

Assets recorded under capital leases in our consolidated balance sheet are as follows.

(in thousands of dollars)	As of December 31, 2004	2003
Furniture, fixtures and equipment	$ 2,051	$ 1,629
Building improvements	1,676	1,509
Less: accumulated depreciation	(1,772)	(82)
Net assets under capital leases	**$ 1,955**	**$ 3,056**

10 Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 13 properties owned by partnerships in which certain officers and trustees of the Company and PRI have indirect ownership interests. Total revenues earned by PRI for such services were $2.0 million, $4.2 million and $3.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 2003 amount includes the $2.0 million brokerage fee received in connection with the sale of Christiana Mall (see Note 2). As of December 31, 2004 and 2003, $0.2 million and $0.1 million, respectively, were due from these affiliates. Of these amounts, approximately $0.1 million was collected subsequent to December 31, 2004. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers and trustees of the Company have an interest. Total rent expense under this lease was $1.4 million, $0.9 million and $1.0 million for the years ended December 31, 2004, 2003, and 2002, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families, own approximately a 50% interest in the Landlord.

On September 22, 2004, the Company entered into a Second Amendment, effective June 1, 2004, to the Office Lease (as amended, the "Office Lease") with the Landlord. Among other things, the amendment extends the Company's rentable space under the Office Lease to a total of approximately 68,100 square feet, which includes approximately 42,700 square feet the Company had previously leased from the Landlord, approximately 15,400 square feet the Company had previously subleased from another tenant, and approximately 10,000 square feet of new space. The term of the Office Lease is 10 years, commencing November 1, 2004. The Company has the option to renew the lease for up to two additional five year periods at the then-current fair market rate calculated in accordance with the terms of the Office Lease. In addition, the Company has the right on one occasion at any time during the seventh lease year to terminate the Office Lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent is $1.4 million per year during the first five years of the Office Lease and $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. We paid $0.1 million in each of the years ended December 31, 2004, 2003 and 2002 for flight time used by employees on Company-related business.

As of December 31, 2004, 12 officers of the Company had employment agreements with terms of up to three years that renew automatically for additional one-year terms and provided for aggregate base compensation for the year ended December 31, 2004 of $3.7 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

ACQUISITION OF THE RUBIN ORGANIZATION | The Company's 1997 acquisition of The Rubin Organization entitled the former affiliates of The Rubin Organization (including Ronald Rubin, George F. Rubin and several of the Company's other executive officers, the "TRO Affiliates") to receive up to 800,000 additional OP Units based on the Company's funds from operations for the five-year period beginning September 30, 1997. All 665,000 OP Units attributable to the period beginning September 30, 1997 and ending December 31, 2001 were issued to the TRO Affiliates. The determination regarding the remaining 135,000 OP Units attributable to the period from January 1, 2002 through September 30, 2002 was deferred until March 2004. In March 2004, a special committee of disinterested members of the Company's board of trustees (the "Special TRO Committee") determined that 76,622 of these 135,000 OP Units should be issued. Because the issuance of these OP Units was deferred until March 2004, the Company also paid to the TRO Affiliates $0.3 million in cash in respect of distributions that would have been paid on the OP Units, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $3.0 million increase to goodwill. The portion of the cash payment that represented interest of $0.1 million was recorded as interest expense.

The TRO Affiliates also were eligible to receive additional OP Units in respect of the Company's payment for certain development and predevelopment properties acquired as part of the Company's acquisition of The Rubin Organization. In December 2003, in exchange for the remaining 11% interest in a parcel related to Northeast Tower Center (one of the development properties), Ronald Rubin received 4,552 OP Units and George F. Rubin received 1,738 OP Units. The fair market value of the OP Units was recorded as a $0.1 million increase to investment in real estate. In March 2004, the Special TRO Committee determined that 37,549 OP Units should be issued to the TRO Affiliates in respect of the development properties. Because the issuance of these OP Units was deferred until March 2004, the Company also paid to the TRO Affiliates $0.4 million in cash in respect of distributions that would have been paid on the OP Units from the completion date of the applicable property through March 25, 2004, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $1.7 million increase to investment in real estate. The portion of the cash payment that represented interest of $0.1 million was recorded as interest expense. Also, in March 2004, the Special TRO Committee determined that 165,739 OP Units were issuable to the TRO Affiliates in respect of the predevelopment properties. Because the issuance of these OP Units was deferred until March 2004, the Company also paid to the TRO Affiliates $1.6 million in cash in respect of distributions that would have been paid on the OP Units from the completion date of the applicable development of the property through March 25, 2004, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $4.6 million increase to investment in real estate and a $2.9 million increase to investment in partnerships. The portion of the cash payment that represented interest of $0.2 million was recorded as interest expense.

In connection with the Special TRO Committee's determinations to issue the OP Units and make the cash payments in March 2004 as described above, the following former TRO Affiliates who are officers of the Company received the following consideration: (1) Ronald Rubin received 104,282 OP Units and $819,561 in cash; (2) George F. Rubin received 46,336 OP Units and $362,535 in cash; (3) Joseph F. Coradino received 19,133 OP Units and $150,105 in cash; (4) Edward A. Glickman received 11,272 OP Units and $87,792 in cash; (5) Douglas S. Grayson received 5,529 OP Units and $42,920 in cash; and (6) David J. Bryant received 1,277 OP Units and $59,772 in cash ($50,000 of which was allocated to Mr. Bryant by the TRO Affiliates for his services on behalf of the TRO Affiliates in connection with the determination of the final payments). The TRO Affiliates have agreed in writing that they are not entitled to any additional consideration in respect of the Company's acquisition of The Rubin Organization.

NEW CASTLE ASSOCIATES | Ronald Rubin and George Rubin, through their ownership interest in New Castle Associates, also were parties to the Rouse transaction described in "Note 2. Real Estate Acquisitions—Acquisitions, Dispositions and Development Activities—Additional 2003 Acquisitions." Ronald Rubin and George Rubin are also entitled to certain tax protection related to the New Castle Associates transaction. The transaction with New Castle Associates was approved by a special committee of independent members of the Company's board of trustees.

ACQUISITION OF CUMBERLAND MALL | In February 2005, the Company acquired Cumberland Mall in Vineland, New Jersey. The total purchase price was approximately $59.5 million, which included approximately $47.7 million in mortgage debt secured by Cumberland Mall. The remaining portion of the purchase price included approximately $11.0 million in OP Units, which were valued based on the average of the closing price of the Company's common shares on the ten consecutive trading days immediately before the closing date of the transaction. In a related transaction, the Company acquired a vacant 1.7 acre land parcel adjacent to Cumberland Mall for approximately $0.9 million in cash, which the Company has included in the aggregate $59.5 million purchase price.

PRI has managed and leased Cumberland Mall since 1997. Ronald Rubin and George Rubin controlled and had substantial ownership interests in Cumberland Mall Associates (a New Jersey limited partnership that owns Cumberland Mall) and the entity that owned the adjacent undeveloped parcel. Accordingly, a committee of non-management trustees evaluated the transactions on behalf of the Company. The committee obtained an independent appraisal and found the purchase price to be fair to the Company. The committee also approved the reduction of the fee received by PRI under the existing management agreement upon the sale of the mall from 3% of the purchase price to 1% of the purchase price. The fee received by PRI was treated as a reduction of the purchase price for financial reporting purposes. The Company's Board of Trustees also approved the transaction.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates to the prior owners of Cumberland Mall Associates for a period of eight years following the closing. Ronald Rubin and George Rubin are beneficiaries of this tax protection agreement.

CROWN MERGER | Mark E. Pasquerilla, who was elected as a trustee of the Company following the Crown merger, had a substantial ownership interest in Crown and its operating partnership and, as a consequence of the merger, directly or indirectly received a significant number of OP Units and shares of the Company. In addition, Mr. Pasquerilla is a party to several continuing arrangements with the Company, including the right to receive additional consideration related to the Merger as described in Note 11 as well as the following:

- A contract for information technology and tax support services to the Company by an entity controlled by Mr. Pasquerilla, which is substantially complete; and a lease with an entity controlled by Mr. Pasquerilla for space in Crown's former headquarters in connection with the Company's post-closing transition activities, which now covers only a small amount of space. The Company paid $0.3 million and $0.1 million for these services in the years ended December 31, 2004 and 2003, respectively. In the third quarter of 2004, after obtaining the review and approval of the independent trustees of the Company, the Company sold certain personal property in Crown's former headquarters to an entity controlled by Mr. Pasquerilla for approximately $0.4 million. The Company did not recognize any gain or loss on the sale of the personal property;

- The tax protection agreement described in Note 11;
- Agreements by Mr. Pasquerilla not to acquire additional shares of the Company or to seek to acquire control of the Company within specified time periods and to forfeit certain benefits under the tax protection agreement upon selling shares of the Company within specified time periods or in excess of specified amounts; and
- A registration rights agreement covering the shares acquired and to be acquired by Mr. Pasquerilla in connection with the merger, an agreement by Mr. Pasquerilla not to compete with the Company for a period of time following the merger and an agreement to allow Mr. Pasquerilla and his affiliates to use certain intellectual property and domain names associated with the Crown name and logo.

11 Commitments and Contingencies

DEVELOPMENT ACTIVITIES | The Company is involved in a number of development and redevelopment projects which may require equity funding by the Company, or third-party debt or equity financing. In each case, the Company will evaluate the financing opportunities available to it at the time the project requires funding. In cases where the project is undertaken with a partner, the Company's flexibility in funding the project may be governed by the partnership agreement or the covenants existing in its Credit Facility, which limit the Company's involvement in partnership projects. At December 31, 2004, the Company had approximately $9.1 million committed to complete current development and redevelopment projects, which is expected to be financed through the Company's Credit Facility or through short-term construction loans.

LEGAL ACTIONS | In the normal course of business, the Company becomes involved in legal actions relating to the ownership and operations of its properties and the properties it manages for third parties. In management's opinion, the resolutions of these legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

In June and July, respectively, of 2003, a former administrative employee and a former building engineer of PRI pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC has estimated its losses at approximately $14 million, and has alleged that PRI is responsible for such losses under the terms of a management agreement. To date, no lawsuit has been filed against PRI. The Company understands that IBC has recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, the Company understands that several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries result in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may be subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. The Company believes that PRI has valid defenses to any potential claims by IBC. PRI has insurance to cover some or all of any potential payments to IBC, and has taken actions to preserve its rights with respect to such insurance. The Company is unable to estimate or determine the likelihood of any loss to the Company.

In April 2002, a partnership, of which a subsidiary of the Company holds a 50% interest, filed a complaint in the Court of Chancery of the State of Delaware against the Delaware Department of Transportation and its Secretary alleging failure of the Department and the Secretary to take actions agreed upon in a 1992 Settlement Agreement necessary for development of the Company's Christiana Phase II project. In October 2003, the Court decided that the Department did breach the terms of the 1992 Settlement Agreement and remitted the matter to the Superior Court of the State of Delaware for a determination of damages. The Delaware Department of Transportation appealed the Chancery Court's decision to the Delaware Supreme Court, which, in April 2004, affirmed the Chancery Court's decision. The Company is not in a position to predict the outcome of this litigation or its ultimate effect on the construction of the Christiana Phase II project.

ENVIRONMENTAL | The Company's management is aware of certain environmental matters at some of the Company's properties, including ground water contamination, above-normal radon levels, the presence of asbestos containing materials and lead-based paint. The Company has, in the past, performed remediation of such environmental matters, and the Company's management is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company's management can make no assurances that the amounts that have been reserved for these matters of $0.2 million will be adequate to cover future environmental costs. The Company has insurance coverage for pollution and on-site remediation up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

GUARANTEES | Financial Accounting Standards Board Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees; including Guarantees of Indebtedness of Others" ("FIN 45"), requires that a liability be recognized at the inception of a guarantee issued or modified after December 31, 2002, whether or not payment under the guarantee is probable. For guarantees entered into prior to December 31, 2002, the interpretation requires that certain information related to the guarantees be disclosed in the guarantor's financial statements.

The Company and its subsidiaries are guarantors of the Credit Facility, which had $271.0 million outstanding at December 31, 2004.

TAX PROTECTION AGREEMENTS | The Company has provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East I and Moorestown Mall from The Rouse Company, the Company is now obligated to provide tax protection to the former owner of the Woods Apartments if the Company sells any of Exton Square Mall, The Gallery at Market East I or Moorestown Mall prior to August 2006.

In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If the Company violates the tax protection agreement during the first five years of the protection period, it would owe as damages the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of those damages. From the end of the first five years through the end of the tax protection period, damages are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the prohibited sale. If the Company were to sell properties in violation of the tax protection agreement, the amounts that the Company would be required to pay to the Pasquerilla Group could be substantial. Following the Merger, Mr. Pasquerilla joined the Company's board of trustees.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates (in February 2005) and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2004 and 2003.

OTHER | In connection with the Crown merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 12 shopping malls. This retained interest is subject to a put-call arrangement between Crown's former operating partnership and the Company, pursuant to which the Company has the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger and Crown's former operating partnership has the right to contribute the retained interest to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership. The remaining partners of Crown's former operating partnership are entitled to a cumulative preferred distribution from the two partnerships that own the 12 shopping malls. The amount of the preferred distribution is based on the capital distributions made by the Company's operating partnership and amounted to $0.7 million for the year ended December 31, 2004.

12 Segment Information

The Company's primary business is owning and operating shopping malls and power and strip centers. The Company evaluates operating results and allocates resources on a property-by-property basis and does not distinguish or evaluate its consolidated operations on a geographic basis. Accordingly, the Company has determined it has a single reportable segment.

Prior to the sale of the multifamily portfolio in 2003, the Company had four reportable segments: (1) retail properties, (2) multifamily properties, (3) development and other, and (4) corporate. The retail segment included the operation and management of shopping malls and power and strip centers. The multifamily segment included the operation and management of apartment communities. The development and other segment included the operation and management of retail properties under development, industrial properties and various pre-development activities (all wholly-owned). The corporate segment included cash and investment management, real estate management and certain other general support functions.

The Company has presented segment information for the years ended December 31, 2003 and 2002. The Company has not provided segment information for the year ended December 31, 2004 because it has determined that it operated as a single operating segment in 2004. The column entitled "Reconcile to GAAP" in the charts below reconciles the amounts presented under the proportionate-consolidation method (a non-GAAP measure) and in discontinued operations to the consolidated amounts reflected on the Company's consolidated balance sheets and consolidated statements of income.

The accounting policies for the segments are the same as those the Company uses for consolidated financial reporting, except that, for segment reporting purposes, the Company uses the "proportionate-consolidation method" of accounting for investments in partnerships, instead of the equity method of accounting. The Company calculates the proportionate-consolidation method by applying its percentage ownership interest to the historical financial statements of its equity method investments.

The chief operating decision-making group for the Company's retail, multifamily, development and other and corporate segments was comprised of the Company's President, Chief Executive Officer and the lead executives of each of the Company's operating segments. The lead executives of each operating segment also managed the profitability of each respective segment with a focus on net operating income. The chief operating decision-making group defines net operating income as real estate revenues minus property operating expenses. The operating segments were managed separately because each operating segment represents a different property type (retail or multifamily), as well as construction in progress and corporate services.

	Year Ended December 31, 2003						
(in thousands of dollars)	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate revenues	$ 209,501	$ 26,898	$ 339	$ —	$ 236,738	$ (66,221)	$ 170,517
Property operating expense	(73,860)	(12,430)	(15)	—	(86,305)	26,989	(59,316)
Net operating income	135,641	14,468	324	—	150,433		
Management company revenue	—	—	—	10,971	10,971	—	10,971
Interest and other income	—	—	—	887	887	—	887
General and administrative expenses	—	—	—	(39,678)	(39,678)	—	(39,678)
Earnings before interest, taxes, depreciation and amortization	135,641	14,468	324	(27,820)	122,613		
Interest expense	(39,240)	(5,652)	—	(7,467)	(52,359)	17,041	(35,318)
Depreciation and amortization	(42,526)	(2,455)	(51)	(489)	(45,521)	7,379	(38,142)
Equity in income of partnerships	—	—	—	—	—	7,231	7,231
Minority interest in Operating Partnership and properties	—	—	—	—	—	(4,156)	(4,156)
Discontinued operations	—	178,121	—	—	178,121	(11,276)	166,845
Gains on sales of real estate	1,112	15,087	—	—	16,199	—	16,199
Net income	**$ 54,987**	**$ 199,569**	**$ 273**	**$ (35,776)**	**$ 219,053**	**$ (23,013)**	**$ 196,040**
Investments in real estate, at cost	**$ 2,515,861**	**$ —**	**$ 29,845**	**$ —**	**$ 2,545,706**	**$ (253,501)**	**$ 2,292,205**
Total assets	**$ 2,703,455**	**$ —**	**$ 43,749**	**$ 51,969**	**$ 2,799,173**	**$ (97,636)**	**$ 2,701,537**
Capital expenditures	**$ 19,151**	**$ —**	**$ —**	**$ —**	**$ 19,151**	**$ (898)**	**$ 18,253**
Acquisitions	**$ 1,944,932**	**$ —**	**$ —**	**$ —**	**$ 1,944,932**	**$ —**	**$ 1,944,932**

	Year Ended December 31, 2002						
(in thousands of dollars)	Retail	Multifamily (sold)	Development and Other	Corporate	Total	Reconcile to GAAP	Total Consolidated
Real estate revenues	$ 100,393	$ 57,582	$ 329	$ —	$ 158,304	$ (94,963)	$ 63,341
Property operating expense	(28,534)	(24,103)	(24)	—	(52,661)	36,396	(16,265)
Net operating income	71,859	33,479	305	—	105,643		
Management company revenue	—	—	—	11,003	11,003	—	11,003
Interest and other income	—	—	—	711	711	—	711
General and administrative expenses	—	—	—	(24,279)	(24,279)	—	(24,279)
Earnings before interest, taxes, depreciation and amortization	71,859	33,479	305	(12,565)	93,078		
Interest expense	(27,542)	(14,259)	—	104	(41,697)	26,319	(15,378)
Depreciation and amortization	(19,502)	(9,303)	(52)	(468)	(29,325)	15,888	(13,437)
Equity in income of partnerships	—	—	—	—	—	7,449	7,449
Minority interest in Operating Partnership	—	—	—	—	—	(1,307)	(1,307)
Discontinued operations	4,237	—	—	—	4,237	7,603	11,840
Net income	**$ 29,052**	**$ 9,917**	**$ 253**	**$ (12,929)**	**$ 26,293**	**$ (2,615)**	**$ 23,678**
Investments in real estate, at cost	**$ 620,346**	**$ 305,336**	**$ 27,330**	**$ —**	**$ 953,012**	**$ (213,583)**	**$ 739,429**
Total assets	**$ 592,167**	**$ 218,718**	**$ 25,310**	**$ 41,214**	**$ 877,409**	**$ (173,746)**	**$ 703,663**
Capital expenditures	**$ 37,688**	**$ 5,189**	**$ —**	**$ —**	**$ 42,877**	**$ —**	**$ 42,877**
Acquisitions	**$ 61,193**	**$ 31,281**	**$ —**	**$ —**	**$ 92,474**	**$ —**	**$ 92,474**

13 Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2004 and 2003.

	Year Ended December 31, 2004				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(3)	Total(4)
Revenues–continuing operations	$ 96,320	$ 96,547	$ 99,556	$ 113,826	$ 406,249
Revenues–discontinued operations	$ 7,536	$ 7,133	$ 7,028	$ 1,194	$ 22,891
Income from discontinued operations(1)	$ 1,677	$ 1,979	$ 1,581	$ 64	$ 5,301
Net income(2)	$ 8,963	$ 11,392	$ 14,268	$ 19,165	$ 53,788
Net income available to common shareholders(2)	$ 5,560	$ 7,989	$ 10,865	$ 15,761	$ 40,175
Income from discontinued operations per share–basic(4)	$ 0.05	$ 0.06	$ 0.04	$ 0.00	$ 0.15
Income from discontinued operations per share–diluted(4)	$ 0.05	$ 0.05	$ 0.04	$ 0.00	$ 0.15
Net income per share–basic(4)	$ 0.16	$ 0.22	$ 0.30	$ 0.43	$ 1.11
Net income per share–diluted(4)	$ 0.16	$ 0.21	$ 0.30	$ 0.43	$ 1.10

	Year Ended December 31, 2003				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter(3)	Total(4)
Revenues–continuing operations	$ 19,016	$ 35,341	$ 45,664	$ 82,354	$ 182,375
Revenues–discontinued operations	$ 13,873	$ 9,896	$ 993	$ 4,129	$ 28,891
Income from discontinued operations(5)	$ 2,064	$ 137,778	$ 25,675	$ 1,328	$ 166,845
Net income(6)	$ 4,977	$ 144,638	$ 34,924	$ 11,501	$ 196,040
Net income available to common shareholders	$ 4,977	$ 144,638	$ 34,924	$ 9,968	$ 194,507
Income from discontinued operations per share–basic(4)	$ 0.12	$ 8.29	$ 1.32	$ 0.05	$ 8.18
Income from discontinued operations per share–diluted(4)	$ 0.12	$ 8.14	$ 1.29	$ 0.05	$ 8.03
Net income per share–basic(4)	$ 0.30	$ 8.70	$ 1.79	$ 0.35	$ 9.54
Net income per share–diluted(4)	$ 0.30	$ 8.54	$ 1.76	$ 0.34	$ 9.36

(1) *Includes gains (adjustments to gains) on sales of interests in real estate of approximately ($0.6) million (1st Quarter 2004).*

(2) *Includes gains (adjustment to gains) on sales of interests in real estate of approximately ($0.6) million (1st Quarter 2004), $1.5 million (3rd Quarter 2004), and ($0.1) million (4th Quarter 2004). There were no gains on sales of interests in real estate in the 2nd Quarter of 2004. Also, the Company's net income and net income available to common shareholders for the fourth quarter of 2004 includes $1.1 million relating to a cumulative depreciation adjustment that was made by the Company's partner (the property's manager) to reflect depreciation expense for an operating property accounted for by the Company under the equity method. The reason for the adjustment is to appropriately reflect depreciation expense after a previous understatement. Of this amount, $0.3 million relates to interim periods in 2004. Of the remaining balance, $0.3 million relates to each of the years ended December 31, 2003 and 2002, and $0.2 million relates to 2001. The Company does not believe that the adjustment is material to the previously reported interim financial statements for 2004 or to its previously reported annual financial statements for any prior year.*

(3) *Fourth quarter revenues include a significant portion of annual percentage rents as most percentage rent minimum sales levels are met in the fourth quarter.*

(4) *Quarterly per-share amounts may not sum to the annual per-share amounts because of changes in outstanding shares during the year.*

(5) *Includes gains on sales of real estate properties of approximately $150.2 million (2nd Quarter 2003), $27.7 million (3rd Quarter 2003), and $0.2 million (4th Quarter 2003).*

(6) *Includes gains on sales of real estate properties and interests in real estate of approximately $1.2 million (1st Quarter 2003), $154.5 million (2nd Quarter 2003), $34.0 million (3rd Quarter 2003) and $4.6 million (4th Quarter 2003).*

14 Subsequent Events

As further described in Note 10, the Company acquired Cumberland Mall and an undeveloped 1.7 acre land parcel in February 2005.

The Credit Facility was amended in February 2005. Under the amended terms, the Credit Facility bears interest at a rate between 1.05% and 1.55% per annum over LIBOR based on the Company's leverage. In determining the Company's leverage, the capitalization rate used to calculate Gross Asset Value is 8.25%. The Credit Facility, as amended, expires in November 2007 with an additional 14 month extension provided that there is no event of default at that time.

In February 2005, a partnership in which the Company holds a 40% interest entered into a definitive agreement to sell Laurel Mall in Hazleton, Pennsylvania, to Laurel Mall, LLC. The total sale price for the mall is approximately $33.5 million, including assumed debt of approximately $22.7 million. The Company's share of the sale price is expected to be approximately $13.5 million, including assumed debt of approximately $9.1 million. The estimated net cash proceeds to PREIT are expected to be approximately $3.9 million after closing costs and adjustments. The transaction is expected to be completed in the second quarter of 2005, but is subject to customary closing conditions, including the satisfactory completion of the buyer's due diligence and the lender's approval of the buyer's assumption of the debt.

In February 2005, the Company repaid a second mortgage on Cherry Hill Mall with a principal balance of $59.0 million at the time of the repayment. The Company primarily utilized funds borrowed under the Credit Facility to repay the mortgage.

In January 2005, the Company approved the PREIT 2005-2008 Outperformance Program (the "Program") for certain executive and non-executive officers of the Company. Under the Program, the Company will award shares of beneficial interest to the Program's participants if PREIT's total shareholder return meets certain thresholds.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2004, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, audited management's assessment and independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 49 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the 2002 financial statements of Lehigh Valley Associates, a partnership in which the Company has a 50% interest, which is reflected in the accompanying consolidated financial statements using the equity method of accounting. The equity in net income of Lehigh Valley Associates was $3.6 million for the year ended December 31, 2002. The 2002 financial statements of Lehigh Valley Associates were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Lehigh Valley Associates, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2005 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 11, 2005

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pennsylvania Real Estate Investment Trust maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2004, and our report dated March 11, 2005 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 11, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and power and strip centers located in the eastern United States. Our portfolio currently consists of 54 properties in 12 states and includes 37 shopping malls (including Cumberland Mall that was acquired in February 2005), 13 power and strip centers and four industrial properties. The retail properties have a total of approximately 33.1 million square feet, of which we and partnerships in which we own an interest own approximately 25.5 million square feet.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2004, held an 89.15% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 50 retail properties in our portfolio through unconsolidated partnerships with third parties. We hold a non-controlling interest in each unconsolidated partnership, and account for them using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for one property that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed property, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships" rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in and advances to partnerships, at equity" (in the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances"). For further information regarding our unconsolidated partnerships, see Note 3 to the consolidated financial statements.

We provide our management, leasing and development services through PREIT Services, LLC, which develops and manages our wholly-owned properties, and PREIT-RUBIN, Inc. ("PRI"), which develops and manages properties that we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. Of our seven unconsolidated properties, we co-manage one of the properties and partners or their affiliates manage the remaining six properties. One of our key strategic long-term objectives is to obtain managerial control of all of our assets. Due to the nature of our existing partnership arrangements, we cannot anticipate when this objective will be achieved, if at all.

In 2003, we transformed our strategic focus to the retail sector by merging with Crown American Realty Trust ("Crown"), which owned 26 shopping malls and a 50% interest in Palmer Park Mall in Easton, Pennsylvania, and by acquiring six shopping malls in the Philadelphia area from The Rouse Company, along with several other retail property acquisitions that are discussed below. Our merger and acquisition activities were primarily financed using the proceeds from the disposition of our 19 property multifamily portfolio, the issuance of 6,325,000 common shares through a public offering, a new $500 million unsecured revolving Credit Facility, two new mortgage financings, and the issuance of common and preferred shares and units in our operating partnership ("OP Units") in connection with the Crown merger.

We have incurred significant expenses related to the integration of the business and properties we acquired for consulting, compensation and other services. As a result of the completion of our merger with Crown and other acquisition activities, we recognized expenses of $1.9 million and $6.4 million through December 31, 2004 and 2003, respectively. The costs were primarily for severance payments, incentive compensation, integration consulting and costs associated with closing Crown's former headquarters.

Our revenues consist primarily of fixed rental income and additional rent in the form of expense reimbursements and percentage rents (rents that are based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We receive income from our real estate partnership investments, in which we have equity interests that range from 40% to 50%. We also receive income from PRI derived from the management and leasing services it provides to properties owned by third parties.

Our net income available to common shareholders decreased by $154.3 million to $40.2 million for the year ended December 31, 2004 from $194.5 million for the year ended December 31, 2003. The primary reason for the decrease from 2003 to 2004 was the sale of the 15 wholly-owned multifamily properties in the second and third quarters of 2003. The multifamily properties generated net income from operations of $5.9 million during the year ended December 31, 2003, and we recognized a gain on the sale of the wholly-owned multifamily properties of $178.1 million, resulting in income from discontinued operations of $166.8 million (net of minority interest of $18.8 million) for the year ended December 31, 2003. Our 2003 and 2004 property acquisitions caused an increase in our real estate revenues, with a corresponding increase in property operating expenses, depreciation and amortization expense and interest expense for the year ended December 31, 2004 as compared to the year ended December 31, 2003.

Acquisitions, Dispositions and Development Activities

2005 ACQUISITIONS | In February 2005, we acquired the Cumberland Mall in Vineland, New Jersey. The total purchase price was approximately $59.5 million, which included approximately $47.7 million in mortgage debt secured by Cumberland Mall. The remaining portion of the purchase price included approximately $11.0 million in OP Units which were valued based on the average of the closing price of our common shares on the ten consecutive trading days immediately before the closing date of the transaction. In a related transaction, we acquired an undeveloped 1.7 acre land parcel adjacent to Cumberland Mall for approximately $0.9 million in cash, which we have included in the aggregate $59.5 million purchase price.

PRI has managed and leased Cumberland Mall since 1997. Ronald Rubin, chairman, chief executive officer and a trustee of the Company, and George Rubin, a vice chairman and a trustee of the Company, controlled and had substantial ownership interests in Cumberland Mall Associates (a New Jersey limited partnership that owns Cumberland Mall) and the entity that owned the adjacent undeveloped parcel. Accordingly, a committee of non-management trustees evaluated the transactions on behalf of the Company. The committee obtained an independent appraisal and found the purchase price to be fair to the Company. The committee also approved the reduction of the fee payable by Cumberland Mall Associates to PRI under the existing management agreement upon the sale of the mall from 3% of the purchase price to 1% of the purchase price. The fee received by PRI was treated as a reduction of the purchase price for financial reporting purposes. The Company's Board of Trustees also approved the transaction.

We are actively involved in pursuing and evaluating a number of individual property and portfolio acquisition opportunities.

2004 ACQUISITIONS | In December 2004, we acquired Orlando Fashion Square in Orlando, Florida with 1.1 million square feet for approximately $123.5 million. The transaction was financed from borrowings made under our Credit Facility. Of the purchase price amount, $14.7 million was allocated to the value of in-place leases and $0.7 million was allocated to above-market leases.

In May 2004, we acquired The Gallery at Market East II in Philadelphia, Pennsylvania with 334,400 square feet for $32.4 million. The purchase price was funded from our Credit Facility. Of the purchase price amount, $4.5 million was allocated to value of in-place leases, $1.2 million was allocated to above-market leases and $1.1 million was allocated to below-market leases. This property is adjacent to The Gallery at Market East I. When combined with The Gallery at Market East I (acquired in 2003), we own 528,000 square feet of the total 1.1 million square feet in The Gallery at Market East.

As further described in "Additional 2003 Acquisitions," in May 2004, we acquired the remaining 27% ownership interest in New Castle Associates, the entity that owns Cherry Hill Mall in Cherry Hill, New Jersey.

In March 2004, we acquired a 25 acre parcel of land in Florence, South Carolina. The purchase price for the parcel was $3.8 million in cash, including related closing costs. The parcel, which is zoned for commercial development, is situated across the street from Magnolia Mall and The Commons at Magnolia, both wholly-owned PREIT properties.

CROWN MERGER | On November 20, 2003, we announced the closing of the Crown merger with and into the Company (the "Merger") in accordance with an Agreement and Plan of Merger (the "Merger Agreement") dated as of May 13, 2003, by and among the Company, PREIT Associates, L.P., Crown and Crown American Properties, L.P., a limited partnership of which Crown was the sole general partner before the Merger ("CAP"). Through the Merger and related transactions, we acquired 26 wholly-owned regional shopping malls and the remaining 50% interest in Palmer Park Mall in Easton, Pennsylvania.

In the Merger, each Crown common share automatically was converted into the right to receive 0.3589 of a PREIT common share in a tax-free, share-for-share transaction. Accordingly, we issued approximately 11,725,175 of our common shares to the former holders of Crown common shares. In addition, we issued 2,475,000 11% non-convertible senior preferred shares to the former holders of Crown preferred shares in connection with the Merger. Also as part of the Merger, options to purchase a total of 30,000 Crown common shares were replaced with options to purchase a total of 10,764 PREIT common shares with a weighted average exercise price of $21.13 per share and options to purchase a total of 421,100 units of limited partnership interest in CAP were replaced with options to purchase a total of 151,087 PREIT common shares with a weighted average exercise price of $17.23 per share. In addition, a warrant to purchase 100,000 Crown common shares automatically was converted into a replacement warrant to purchase 35,890 PREIT common shares at an exercise price of $25.08 per share.

Immediately after the closing of the Merger, CAP contributed the remaining interest in all of its assets—excluding a portion of its interest in two partnerships—and substantially all of its liabilities to PREIT Associates in exchange for 1,703,214 OP Units. The interest in the two partnerships retained by CAP is subject to a put-call arrangement described below under "Commitments."

In connection with the Merger, we also assumed from Crown approximately $443.8 million of a first mortgage loan that has a final maturity date of September 10, 2025 and is secured by a portfolio of 15 properties at an interest rate of 7.43% per annum. This rate remains in effect until September 10, 2008, the anticipated repayment date, at which time the loan can be prepaid without penalty. If not repaid at that time, the interest rate thereafter will be equal to the greater of (i) 10.43% per annum or (ii) the Treasury Rate plus 3.0% per annum. We also assumed an additional $152.9 million in mortgages on certain properties with interest rates between 3.12% and 7.61% per annum, and repaid all $154.9 million of outstanding indebtedness under a Crown line of credit facility with borrowings under our new credit facility described below under "Liquidity and Capital Resources—Credit Facility."

Six of the properties acquired in connection with the Merger were considered to be non-strategic, and were classified as held-for-sale (the "Non-Core Properties"). The Non-Core Properties were: Bradley Square Mall in Cleveland, Tennessee; Martinsburg Mall in Martinsburg, West Virginia; Mount Berry Square Mall in Rome, Georgia; Schuylkill Mall in Frackville, Pennsylvania; Shenango Valley Mall in Sharon, Pennsylvania; and West Manchester Mall in York, Pennsylvania. During 2004, we finalized our purchase price allocation for the Crown properties and reallocated $26.7 million of the purchase price that was originally allocated to the Non-Core Properties. This amount was reallocated among the 20 properties acquired in the Merger that are classified in continuing operations.

During 2004, we recorded additional basis in the properties acquired in the Merger of $3.2 million, primarily relating to additional professional fees incurred in connection with the Merger.

ADDITIONAL 2003 ACQUISITIONS | We entered into a partnership with Pennsylvania State Employee Retirement System ("PaSERS") in February 2000 to acquire Willow Grove Park, a retail mall in Willow Grove, Pennsylvania. Our interest was 0.01% at the time we entered the partnership that owns the property. In November 2001, we increased our ownership in the partnership that owns the property to 30%. Effective September 2003, we acquired the remaining 70% limited partnership interest from PaSERS. The purchase price of the 70% partnership interest was $45.5 million in cash, which we paid using a portion of the net proceeds of our August 2003 equity offering. As of the date of the acquisition of the 70% interest, the partnership had $109.7 million in debt ($76.9 million of which is attributable to the acquisition of the remaining 70% interest) with an interest rate of 8.39% maturing in March 2006.

Also in September 2003, we purchased a 6.08 acre parcel and a vacant 160,000 square foot two-story building adjacent to the Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania for $15.8 million, which included $13.5 million in cash paid to IKEA for the building from our August 2003 equity offering and approximately 72,000 OP Units paid to the holder of an option to acquire the parcel.

In April 2003, we acquired Moorestown Mall, The Gallery at Market East I and Exton Square Mall from affiliated entities of The Rouse Company ("Rouse") and in June 2003, we acquired Echelon Mall and Plymouth Meeting Mall from Rouse, all of which are located in the Greater Philadelphia area. In June 2003, we also acquired the ground lessor's interest in Plymouth Meeting Mall from the Teachers Insurance and Annuity Association ("TIAA"). In addition, in April 2003, New Castle Associates acquired Cherry Hill Mall from Rouse in exchange for New Castle Associates' interest in Christiana Mall, cash and the assumption by New Castle Associates of mortgage debt on Cherry Hill Mall. On that same date, we acquired a 49.9% ownership interest in New Castle Associates and, through subsequent contributions to New Castle Associates, increased our ownership interest to approximately 73%. In May 2004, we exercised our option to acquire the remaining ownership interest in New Castle Associates in exchange for an aggregate of 609,317 additional OP Units. As a result, we now own 100% of New Castle Associates. Prior to the closing of the acquisition of the remaining interest, each of the remaining partners of New Castle Associates other than the Company was entitled to a cumulative preferred distribution from New Castle Associates on their remaining interests in New Castle Associates equal to $1.2 million in the aggregate per annum, subject to certain downward adjustments based upon certain capital distributions by New Castle Associates. The aggregate purchase price for our acquisition of the five malls from Rouse, for TIAA's ground lease interest in Plymouth Meeting Mall and for New Castle Associates (including the additional purchase price paid upon exercise of our option to acquire the remaining interests in New Castle Associates) was $549 million, including approximately $237 million in cash, the assumption of $277 million in non-recourse mortgage debt and the issuance of approximately $35 million in OP Units. Certain former partners of New Castle Associates not affiliated with us exercised their special right to redeem for cash an aggregate of 261,349 OP Units issued to such partners at closing, and we paid to those partners an aggregate amount of approximately $7.7 million. In addition, we granted registration rights to the partners of New Castle Associates with respect to the shares underlying the OP Units issued or to be issued to them, other than those redeemed for cash following the closing.

Pan American Associates, the former sole general partner and a former limited partner of New Castle Associates, is controlled by Ronald Rubin and George Rubin. By reason of their interest in Pan American Associates, Ronald Rubin had a 9.37% indirect limited partner interest in New Castle Associates and George F. Rubin had a 1.43% indirect limited partner interest in New Castle Associates.

In connection with the April 2003 sale of Christiana Mall by New Castle Associates to Rouse, PRI received a brokerage fee of $2.0 million pursuant to a pre-existing management and leasing agreement between PRI and New Castle Associates. This fee was received in April 2003 by PRI prior to our acquisition of our ownership interest in New Castle Associates.

PRI also entered into a new management and leasing agreement with New Castle Associates for Cherry Hill Mall, which provided for a fee of 5.25% of all rents and other revenues received by New Castle Associates from Cherry Hill Mall. We ceased recording charges under this agreement upon our purchase of the remaining interest in New Castle Associates.

2002 ACQUISITIONS | In October 2002, we acquired the remaining 50% interest in Regency Lakeside Apartments. We paid approximately $14.2 million for this remaining interest, including $9.6 million in the form of an assumed mortgage (representing the seller's 50% share of the mortgage), $2.5 million borrowed under a credit facility and $2.1 million in cash. This property was subsequently sold in 2003 in connection with the disposition of our multifamily portfolio as described below under "Dispositions."

In July 2002, we acquired the remaining 11% interest in Northeast Tower Center and related parcels of land pursuant to the Contribution Agreement entered into in connection with the acquisition of The Rubin Organization in September 1997. The purchase price for the acquisition consisted of 24,337 OP Units issued in 2002 valued at $0.6 million and 6,290 OP Units issued in 2003 valued at $0.1 million. See "Management's Discussion and Analysis—Related Party Transactions—Acquisition of The Rubin Organization."

In April 2002, we purchased Beaver Valley Mall, located in Monaca, Pennsylvania, for a purchase price of $60.8 million. The purchase was financed primarily through a $48.0 million mortgage and a $10.0 million bank borrowing. The $10.0 million bank borrowing was subsequently repaid. Also in April 2002, we exercised an option to purchase a portion of the land on which Beaver Valley Mall is situated for $0.5 million.

DISPOSITIONS | In September 2004, we sold five of the Non-Core Properties for a sale price of $110.7 million. The net proceeds from the sale were approximately $108.5 million after closing costs and adjustments. We used the proceeds from this sale primarily to repay amounts outstanding under our Credit Facility. We did not record a gain or loss on this sale. The sixth Non-Core Property, Schuylkill Mall, remains designated as held for sale.

In August 2004, we sold our 60% non-controlling ownership interest in Rio Grande Mall, a 166,000 square foot strip center in Rio Grande, New Jersey, to Freeco Development LLC, an affiliate of our partner in this property, for net proceeds of $4.1 million. We recorded a gain of approximately $1.5 million in the third quarter of 2004 from this transaction.

In the second and third quarters of 2003, we disposed of our entire portfolio of multifamily properties, which consisted of 15 wholly-owned properties and four properties in which we had a 50% partnership interest. We sold our 15 wholly-owned multifamily properties to MPM Acquisition Corp., an affiliate of Morgan Properties, Ltd., for a total sale price of $392.1 million (approximately $185.3 million of which consisted of assumed indebtedness). The sales of our wholly-owned multifamily properties resulted in a gain of $178.1 million. In the second quarter of 2004, we recorded a $0.6 million reduction to the gain on the sale of the portfolio in connection with the settlement of claims made against us by the purchaser of the properties. The results of operations of these properties and the resulting gains on sales are included in discontinued operations.

A substantial portion of the gain on the sale of the wholly-owned multifamily properties met the requirements for a tax deferred exchange with the properties acquired from Rouse.

We sold our 50% partnership interest in four multifamily properties to our respective partners. Cambridge Hall Apartments in West Chester, Pennsylvania was sold in May 2003 for $6.7 million, including $2.5 million in assumed indebtedness. A gain of $4.4 million was recorded on the sale. Countrywood Apartments in Tampa, Florida was sold in May 2003 for $9.1 million, including $7.3 million in assumed indebtedness. A gain of $4.5 million was recorded on the sale. Fox Run Apartments in Warminster, Pennsylvania was sold in September 2003 for $5.0 million, including $2.7 million in assumed indebtedness. A gain of $3.9 million was recorded on the sale. Will-O-Hill Apartments in Reading, Pennsylvania was sold in September 2003 for $3.6 million, including $0.8 million in assumed indebtedness. A gain of $2.2 million was recorded on the sale. The results of operations of these equity method investments and the resultant gains on sales are presented in continuing operations for all periods presented.

In January 2003, we sold a parcel of land located at Crest Plaza Shopping Center located in Allentown, Pennsylvania for $3.2 million. We recognized a gain of $1.1 million in 2003 as a result of this sale.

In July 2002, we sold Mandarin Corners shopping center located in Jacksonville, Florida for $16.3 million. We recorded a gain on the sale of approximately $4.1 million.

DEVELOPMENT, EXPANSIONS AND RENOVATIONS | We are involved in a number of development and redevelopment projects, which may require funding by us. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project may be governed by the partnership agreement or the covenants existing in our Credit Facility, which limit our involvement in such projects.

On October 7, 2004, we entered into a binding Memorandum of Understanding ("MOU") with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur"). We and our affiliates do not have any ownership interest in Valley View or Centaur. The MOU contemplates that (i) we will manage the development of a harness racetrack and a casino accommodating up to 3,000 slot machines (such casino operations, "Alternative Gaming") on an approximately 218 acre site (the "Property") located 35 miles northwest of Pittsburgh, Pennsylvania, and (ii) we will acquire the Property and lease the Property to Valley View for the construction and operation of a harness racetrack and an Alternative Gaming casino and related facilities. Valley View currently holds options (the "Options") to acquire the Property.

Our acquisition of the Property and the construction of the racetrack require the issuance to Valley View of the sole license (the "Racing License") remaining unissued for a harness racetrack in Pennsylvania, and the construction of the casino requires the issuance to Valley View under the recently enacted Pennsylvania Race Horse Development and Gaming Act of a license for Alternative Gaming. Valley View is not the sole applicant for the remaining harness racing license, and hearings on the applications have only recently begun. We are not able to predict whether or when Valley View will be issued a harness racing license.

Upon execution of the MOU, we paid approximately $1.0 million to Valley View, representing a portion of expenses incurred by or on behalf of Valley View prior to the execution of the MOU. Under their current terms, several Options held by Valley View are expected to expire before a decision is made regarding the issuance of the Racing License. In the event that the Options are not extended to a date after the issuance of the Racing License, Valley View may elect to exercise the Options and acquire the Property. In such event, we will be required to pay to Valley View 20% of the acquisition costs (the "Acquisition Cost") paid by Valley View. The Acquisition Cost consists of the purchase price payable under the Options of approximately $3.3 million and costs associated with the purchase of the Property. If the Racing License is issued to Valley View after it has acquired the Property, Valley View will transfer the Property to us, and we will pay to Valley View an amount equal to the Acquisition Cost less the 20% portion of the Acquisition Cost previously paid by us. If, due to the extension of the Options or otherwise, the Racing License is issued to Valley View prior to the exercise of the Options, the Options will be assigned to us and we, at the direction of Valley View, will then exercise the Options and acquire the Property for the Acquisition Cost.

Upon our acquisition of the Property, we will enter into a long-term ground lease with Valley View for the Property (the "Lease"). The Lease will obligate Valley View, as lessee, to pay all costs associated with the ownership and operation of the Property. We will pay as a tenant allowance an amount equal to 20% of the costs of such improvements subject to certain limitations, including the limitation that the total of all payments by us will not exceed $10 million. Valley View will also pay us a development fee of $3 million for customary development management services in connection with the development and construction of the racetrack, casino and related improvements.

Off Balance Sheet Arrangements

We have no material off-balance sheet transactions other than the partnerships described in Note 3 to the consolidated financial statements and in the "Overview" section above.

GUARANTEES | We and our subsidiaries have guaranteed the Credit Facility, which had $271.0 million outstanding at December 31, 2004.

TAX PROTECTION AGREEMENTS | We have provided tax protection of up to approximately $5.0 million related to the August 1998 acquisition of the Woods Apartments for a period of eight years ending in August 2006. Because the Woods Apartments were sold in connection with the disposition of the multifamily portfolio and because that transaction was treated as a tax-free exchange in connection with the acquisition of Exton Square Mall, The Gallery at Market East I and Moorestown Mall from The Rouse Company, we are now obligated to provide tax protection to the former owner of the Woods Apartments if we sell any of Exton Square Mall, The Gallery at Market East I or Moorestown Mall prior to August 2006.

In connection with the Merger, we entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, we agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the merger. If we violate the tax protection agreement during the first five years of the protection period, we would owe as damages the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of those damages. From the end of the first five years through the end of the tax protection period, damages are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the prohibited sale. If we were to sell properties in violation of the tax protection agreement, the amounts that we would be required to pay to the Pasquerilla Group could be substantial. Following the Merger, Mr. Pasquerilla joined our board of trustees.

We have agreed to provide tax protection related to our acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George Rubin are beneficiaries of these tax protection agreements.

We have not entered into any other guarantees or tax protection agreements in connection with our merger, acquisition or disposal activities.

Related Party Transactions

GENERAL | PRI provides management, leasing and development services for 12 properties owned by partnerships in which certain officers and trustees of the Company and PRI have indirect ownership interests. Total revenues earned by PRI for such services were $2.0 million, $4.2 million and $3.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. The 2003 amount includes the $2.0 million brokerage fee received in connection with the sale of Christiana Mall. As of December 31, 2004 and 2003, $0.2 million and $0.1 million, respectively, was due from these partnerships. Of these amounts, approximately $0.1 million was collected subsequent to December 31, 2004. PRI holds a note receivable from a related party with a balance of $0.1 million that is due in installments through 2010 and bears an interest rate of 10% per annum.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers and trustees have an interest. Total rent expense under this lease was $1.4 million, $0.9 million and $1.0 million for the years ended December 31, 2004, 2003, and 2002, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families, own approximately a 50% interest in the Landlord.

On September 22, 2004, we entered into a Second Amendment, effective June 1, 2004, to the Office Lease (as amended, the "Office Lease") with the Landlord. Among other things, the amendment extends our rentable space under the Office Lease to a total of approximately 68,100 square feet, which includes approximately 42,700 square feet we had previously leased from the Landlord, approximately 15,400 square feet we had previously subleased from another tenant, and approximately 10,000 square feet of new space. The term of the Office Lease is 10 years, commencing November 1, 2004. We have the option to renew the lease for up to two additional five year periods at the then-current fair market rate calculated in accordance with the terms of the Office Lease. In addition, we have the right on one occasion at any time during the seventh lease year to terminate the Office Lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent is $1.4 million per year during the first five years of the Office Lease and $1.5 million per year during the second five years.

We use an airplane in which Ronald Rubin owns a fractional interest. We paid $0.1 million in each of the years ended December 31, 2004, 2003 and 2002 for flight time used by employees on Company-related business.

As of December 31, 2004, 12 of our officers had employment agreements with terms of up to three years that renew automatically for additional one-year terms and provided for aggregate base compensation for the year ended December 31, 2004 of $3.7 million, subject to increases as approved by our compensation committee in future years, as well as additional incentive compensation.

ACQUISITION OF THE RUBIN ORGANIZATION | Our 1997 acquisition of The Rubin Organization entitled the former affiliates of The Rubin Organization (including Ronald Rubin, George F. Rubin and several of our other executive officers, the "TRO Affiliates") to receive up to 800,000 additional OP Units based on our funds from operations for the five-year period beginning September 30, 1997. All 665,000 units attributable to the period beginning September 30, 1997 and ending December 31, 2001 were issued to the TRO Affiliates. The determination regarding the remaining 135,000 OP Units attributable to the period from January 1, 2002 through September 30, 2002 was deferred until March 2004. In March 2004, a special committee of disinterested members of our board of trustees (the "Special TRO Committee") determined that 76,622 of these 135,000 OP Units should be issued. Because the issuance of these units was deferred until March 2004, we also paid to the TRO Affiliates $0.3 million in cash in respect of distributions that would have been paid on the OP Units, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $3.0 million increase to goodwill. The portion of the cash payment that represented interest of $0.1 million was recorded as interest expense.

The TRO Affiliates also were eligible to receive additional OP Units in respect of our payment for certain development and predevelopment properties acquired as part of our acquisition of The Rubin Organization. In December 2003, in exchange for the remaining 11% interest in a parcel related to Northeast Tower Center (one of the development properties), Ronald Rubin received 4,552 OP Units and George F. Rubin received 1,738 OP Units. The fair market value of the OP Units was recorded as a $0.1 million increase to investment in real estate. In March 2004, the Special TRO Committee determined that 37,549 OP Units should be issued to the TRO Affiliates in respect of the development properties. Because the issuance of these OP Units was deferred until March 2004, we also paid to the TRO Affiliates $0.4 million in cash in respect of distributions that would have been paid on the OP Units from the completion date of the applicable property through March 25, 2004, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $1.7 million increase to investment in real estate. The portion of the cash payment that represented interest of $0.1 million was recorded as interest expense. Also, in March 2004, the Special TRO Committee determined that 165,739 OP Units were issuable to the TRO Affiliates in respect of the predevelopment properties. Because the issuance of these OP Units was deferred until March 2004, we also paid to the TRO Affiliates $1.6 million in cash in respect of distributions that would have been paid on the OP Units from the completion date of the applicable development of the property through March 25, 2004, plus interest. The fair market value of the OP Units and the portion of the cash payment that represented distributions were recorded as a $4.6 million increase to investment in real estate and a $2.9 million increase to investment in partnerships. The portion of the cash payment that represented interest of $0.2 million was recorded as interest expense.

In connection with the Special TRO Committee's determinations to issue the OP Units and make the cash payments in March 2004 as described above, the following former TRO affiliates who are officers of the Company received the following consideration: (1) Ronald Rubin received 104,282 OP Units and $819,561 in cash; (2) George F. Rubin received 46,336 OP Units and $362,535 in cash; (3) Joseph F. Coradino received 19,133 OP Units and $150,105 in cash; (4) Edward A. Glickman received 11,272 OP Units and $87,792 in cash; (5) Douglas S. Grayson received 5,529 OP Units and $42,920 in cash; and (6) David J. Bryant received 1,277 OP Units and $59,772 in cash ($50,000 of which was allocated to Mr. Bryant by the TRO Affiliates for his services on behalf of the TRO Affiliates in connection with the determination of the final payments). The TRO Affiliates have agreed in writing that they are not entitled to any additional consideration in respect of our acquisition of The Rubin Organization.

ACQUISITION OF NEW CASTLE ASSOCIATES | Ronald Rubin and George Rubin, through their ownership interest in New Castle Associates, also were parties to the Rouse transaction described in "Acquisitions, Dispositions and Development Activities—Additional 2003 Acquisitions," and are entitled to the benefits of the tax protection agreement described above in "Off Balance Sheet Arrangements."

CROWN MERGER | Mark E. Pasquerilla, who was elected as a trustee of the Company following the Merger, had a substantial ownership interest in Crown and its operating partnership and, as a consequence of the Merger, directly or indirectly received a significant number of OP Units and shares of the Company. In addition, Mr. Pasquerilla is a party to several continuing arrangements with us, including the right to receive additional consideration related to the Merger as described in "Commitments," as well as the following:

- A contract for information technology and tax support services to us by an entity controlled by Mr. Pasquerilla, which is substantially complete; and a lease with an entity controlled by Mr. Pasquerilla for space in Crown's former headquarters in connection with our post-closing transition activities, which now covers only a small amount of space. We paid $0.3 million and $0.1 million for these services in the years ended December 31, 2004 and 2003, respectively. In the third quarter of 2004, after obtaining the review and approval of our independent trustees, we sold certain personal property in Crown's former headquarters to an entity controlled by Mr. Pasquerilla for approximately $0.4 million. We did not recognize any gain or loss on the sale of the personal property;
- The tax protection agreement described above in "Off Balance Sheet Arrangements";
- Agreements by Mr. Pasquerilla not to acquire additional shares or to seek to acquire control of us within specified time periods and to forfeit certain benefits under the tax protection agreement upon selling shares within specified time periods or in excess of specified amounts; and
- A registration rights agreement covering the shares acquired and to be acquired by Mr. Pasquerilla in connection with the Merger, an agreement by Mr. Pasquerilla not to compete with us for a period of time following the Merger and an agreement to allow Mr. Pasquerilla and his affiliates to use certain intellectual property and domain names associated with the Crown name and logo.

ACQUISITION OF CUMBERLAND MALL | In February 2005, we acquired the Cumberland Mall in Vineland, New Jersey. The total purchase price was approximately $59.5 million, which included approximately $47.7 million in mortgage debt secured by Cumberland Mall. The remaining portion of the purchase price included approximately $11.0 million in OP Units, which were valued based on the average of the closing price of our common shares on the ten consecutive trading days immediately before the closing date of the transaction. In a related transaction, we acquired a vacant 1.7 acre land parcel adjacent to Cumberland Mall for approximately $0.9 million in cash, which we have included in the aggregate $59.5 million purchase price.

PRI has managed and leased Cumberland Mall since 1997. Ronald Rubin and George Rubin controlled and had substantial ownership interests in Cumberland Mall Associates (a New Jersey limited partnership that owns Cumberland Mall) and the entity that owned the adjacent undeveloped parcel. Accordingly, a committee of non-management trustees evaluated the transactions on our behalf. The committee obtained an independent appraisal and found the purchase price to be fair to us. The committee also approved the reduction of the fee payable by Cumberland Mall Associates to PRI under the existing management agreement upon the sale of the mall from 3% of the purchase price to 1% of the purchase price. Our Board of Trustees also approved the transaction.

We have agreed to provide tax protection related to the acquisition of Cumberland Mall Associates to the prior owners of Cumberland Mall Associates, including Ronald Rubin and George Rubin, for a period of eight years following the closing, as described above in "Off Balance Sheet Arrangements."

Critical Accounting Policies

Pursuant to Securities and Exchange Commission ("SEC") disclosure guidance for "Critical Accounting Policies," the SEC defines Critical Accounting Policies as those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that may change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from those estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by our management in applying its critical accounting policies have not changed materially during 2004, 2003 and 2002, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgements, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 1 to our consolidated financial statements.

Our management makes complex and/or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations, and;
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenues from tenant rents and other tenant related activities. Tenant rents include base rents, percentage rents, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rents. We record base rents on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. The difference between base rent and straight-line rent is a non-cash increase or decrease to rental income. The straight-line rent adjustment increased revenue by approximately $4.9 million in 2004, $2.6 million in 2003 and $0.8 million in 2002. The significant increases in 2004 and 2003 were due to property acquisitions. Amortization of above- and below-market lease intangibles decreased revenue by $0.7 million in 2004, $0.4 million in 2003 and $0.1 million in 2002, respectively, as described below under "Intangible Assets."

Percentage rents represent rental income that the tenant pays based on a percentage of its sales. Tenants that pay percentage rent usually pay in one of two ways, either a percentage of their total sales or a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenues for rents received from tenants prior to their due dates are deferred until the period to which the rents apply.

In addition to base rents, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of real estate taxes and certain common area maintenance costs. Expense reimbursement payments generally are made monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2004 and 2003, we accrued income of $5.6 million and $1.4 million, respectively, because reimbursable expense levels were greater than amounts billed. Shortly after the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year. Lease termination fee income is recognized in the period when a termination agreement is signed and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

Our other source of revenue comes from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenues or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity. These activities collectively are referred to as "management company revenue" in the consolidated statement of income.

REAL ESTATE | Land, buildings and fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations and/or replacements, which improve or extend the life of the asset, are capitalized and depreciated over their estimated useful lives.

Properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land Improvements	15 years
Furniture/Fixtures	3-10 years
Tenant Improvements	Lease term

We are required to make subjective assessments as to the useful life of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Assessment of certain other lease related costs must be made when we have a reason to believe that the tenant may not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such assets.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

INTANGIBLE ASSETS | We account for our property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on our estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that we record.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the estimated weighted average remaining lease lives. We generally use a weighted average life of seven years for this purpose.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market renewal period.

We allocate no value to customer relationship intangibles if we have pre-existing business relationships with the major retailers in the acquired property because the customer relationships associated with the properties acquired provide no incremental value over our existing relationships.

The following table presents our intangible assets and liabilities, net of accumulated amortization, as of December 31, 2004 and 2003.

	As of December 31, 2004		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties(4)	Total
Value of in-place lease intangibles	$ 147,634(1)	$ 5,673	$ 153,307
Above-market lease intangibles	12,171(2)	65	12,236
Subtotal	159,805	5,738	165,543
Goodwill	12,045	—	12,045
Total intangible assets	$ 171,850	$ 5,738	$ 177,588
Below-market lease intangibles	**$ (11,655)(3)**	**$ (221)**	**$ (11,876)**

	As of December 31, 2003		
(in thousands of dollars)	Intangible Assets of Real Estate Held for Investment	Intangible Assets of Non-Core Properties(4)	Total
Value of in-place lease intangibles	$ 158,631(1)	$ 34,901	$ 193,532
Above-market lease intangibles	13,872(2)	869	14,741
Subtotal	172,503	35,770	208,273
Goodwill	9,041	—	9,041
Total intangible assets	$ 181,544	$ 35,770	$ 217,314
Below-market lease intangibles	**$ (12,009)(3)**	**$ (911)**	**$ (12,920)**

(1) *Includes $102.8 million and $115.5 million related to properties acquired in connection with the Merger, $17.3 million and $26.2 million related to properties acquired in connection with the acquisitions from The Rouse Company and $27.5 million and $16.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(2) *Includes $6.5 million and $8.0 million related to properties acquired in connection with the Merger, $3.4 million and $5.0 million related to properties acquired in connection with the acquisitions from The Rouse Company and $2.2 million and $0.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(3) *Includes $7.2 million and $7.3 million related to properties acquired in connection with the Merger, $2.7 million and $3.8 million related to properties acquired in connection with the acquisitions from the Rouse Company and $1.8 million and $0.9 million related to other acquisitions as of December 31, 2004 and 2003, respectively.*

(4) *Represents amounts recorded related to the acquisition of the Non-Core Properties in connection with the Merger.*

Amortization expense recorded during the years ended December 31, 2004, 2003 and 2002 for the value of in-place leases totaled $23.1 million, $9.4 million and $0.2 million, respectively. The amortization of above/below market leases resulted in a net reduction in rental income of $0.7 million, $0.4 million and $0.1 million during the years ended December 31, 2004, 2003 and 2002, respectively.

Our intangible assets will amortize in the next five years and thereafter as follows.

(in thousands of dollars) Year Ended December 31,	In-Place Lease Intangibles(1)	Above/(Below) Market Leases
2005	$ 26,623	$ 743
2006	25,111	501
2007	24,605	386
2008	24,605	467
2009	24,605	373
2010 and thereafter	22,085	(2,110)
Total	**$ 147,634**	**$ 360**

(1) *In accordance with SFAS No. 144 (see below), in-place lease intangibles of properties held-for-sale are not amortized.*

ASSETS HELD-FOR-SALE AND DISCONTINUED OPERATIONS | We generally consider assets to be held-for-sale when the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. The determination to classify an asset as held-for-sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held-for-sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. If, in our opinion, the net sales price of the assets that have been identified as held-for-sale is less than the net book value of the assets, a valuation allowance is established. Accordingly, the results of operations of operating properties classified as held-for-sale after January 1, 2002 (the date on which we adopted Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long-Lived Assets and for Long Lived Assets to be Disposed of" ("SFAS No. 144")) are reflected as discontinued operations.

We continue to classify Schuylkill Mall as held-for-sale because we are still actively marketing the property, and we expect to sell it in 2005.

Properties that we have sold for which we have no significant continuing involvement also are reflected as discontinued operations.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. A property's value is considered impaired only if our estimate of the aggregate future cash flows to be generated by the property — undiscounted and without interest charges — are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our net income. To the extent impairment has occurred, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

We conduct an annual review of goodwill balances for impairment and to determine whether any adjustment to the carrying value of goodwill is required.

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE | We make estimates of the collectibility of our accounts receivable related to tenant rents including base rents, straight-line rents, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct impact on our net income because a higher bad debt reserve results in less net income, other things being equal. In 2004, we increased our reserve on straight-line rentals from 5% to 15% because the consolidated straight-line rent receivable balance increased significantly after the Merger and the other 2004 and 2003 acquisitions took place, and because we determined that there was a greater risk associated with these amounts due to various property and industry factors.

Liquidity and Capital Resources

CREDIT FACILITY | In February 2005, we amended our unsecured credit facility (the "Credit Facility"). The $500 million Credit Facility, which replaced a $200 million secured credit facility in November 2003, can be increased to $650 million under prescribed conditions. Under the amended terms, the Credit Facility bears interest at a rate between 1.05% and 1.55% per annum over LIBOR based on our leverage. In determining our leverage, the capitalization rate used under the amended terms to calculate Gross Asset Value is 8.25%. The availability of funds under the Credit Facility is subject to our compliance with financial and other covenants and agreements, some of which are described below. The Credit Facility has positioned us with substantial liquidity to fund our business plan and to pursue strategic opportunities as they arise. The Credit Facility has a term that expires in November 2007, with an additional 14 month extension provided that there is no event of default at that time. In 2005, we used $55.0 million from the Credit Facility to repay interest and principal outstanding on a second mortgage at Cherry Hill Mall. In 2004, we used $25.0 million and $123.0 million from the Credit Facility to purchase The Gallery at Market East II and Orlando Fashion Square, respectively, and $30.0 million to repay the mortgage on Wiregrass Commons. Also in 2004, we repaid $107.0 million of the then outstanding amount under the Credit Facility from the proceeds from the sale of five Non-Core Properties. In 2003, we used $170.0 million from the Credit Facility to repay all of the $154.9 million of outstanding indebtedness under Crown's credit facility with GE Capital Corporation, including approximately $0.2 million of accrued interest, and to pay certain closing costs in connection with the Merger.

At December 31, 2004, $271.0 million was outstanding under the Credit Facility, and we pledged $8.1 million under the Credit Facility as collateral for six letters of credit. The unused portion of the Credit Facility available to us was $220.9 million as of December 31, 2004.

Under the Credit Facility, we must repay the entire principal amount outstanding at the end of the term. We may prepay any revolving loan at any time without premium or penalty. Accrued and unpaid interest on the outstanding principal amount under the Credit Facility is payable monthly, and any unpaid amount is payable at the end of the term. The Credit Facility has a facility fee of 0.15% to 0.20% per annum of the total commitments, depending on leverage and without regard to usage. The Credit Facility contains some lender yield protection provisions related to LIBOR loans. PREIT Associates, L.P., our operating partnership, and certain of its subsidiaries are guarantors of the obligations arising under the Credit Facility.

The Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that we maintain, on a consolidated basis (all capitalized terms used in this paragraph shall have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 80% of the Tangible Net Worth of the Company as of December 31, 2003 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2003 by the Company or any of its Subsidiaries minus the carrying value attributable to any Preferred Stock of the Company or any Subsidiary redeemed after December 31, 2003; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1; (3) a minimum ratio of EBITDA to Interest Expense of 1.90:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.50:1; (5) maximum Investments in unimproved real estate not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary, not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 10.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (8) not in excess of 15.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 10.0% of Gross Asset Value; (12) an aggregate amount of projected rentable square footage of all development properties subject to binding leases of not less than 50% of the aggregate amount of projected rentable square footage of all such development properties; (13) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (14) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; (15) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1; and (16) a minimum ratio of EBITDA to Indebtedness of 0.130:1. As of December 31, 2004, the Company was in compliance with all of these debt covenants.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all obligations of the Company in connection with the Credit Facility immediately due and payable, and the commitments of the lenders to make further loans under the Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, L.P. or any material subsidiary, all outstanding amounts will automatically become immediately due and payable and the commitments of the lenders to make further loans will automatically terminate.

MORTGAGE FINANCING ACTIVITY | In February 2005, we repaid a $59.0 million second mortgage on Cherry Hill Mall in Cherry Hill, New Jersey using $55.0 million from the Credit Facility.

In December 2004, we completed a modification of the mortgage on Schuylkill Mall in Frackville, Pennsylvania. The modification limits the monthly payments to interest plus any excess cash flow from the property after deducting management fees, leasing commissions and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. All other terms of the loan, including the interest rate of 7.25%, remained unchanged.

In November 2004, we used borrowings under the Credit Facility to repay the $30 million mortgage on Wiregrass Commons in Dothan, Alabama.

West Manchester Mall and Martinsburg Mall had served as part of the collateral pool that secures a mortgage with GE Capital Corporation. In connection with the closing of the sale of the Non-Core Properties, these properties were released from the collateral pool and replaced by Northeast Tower Center in Philadelphia, Pennsylvania and Jacksonville Mall in Jacksonville, North Carolina.

In June 2003, we refinanced the mortgage note payable secured by Moorestown Mall, in Moorestown, New Jersey. The $64.3 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the borrowings secured by the mortgage were used to repay the previously existing mortgage note secured by Moorestown Mall and to fund a portion of the purchase price for Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Echelon Mall in Voorhees, New Jersey.

In May 2003, we entered into a mortgage note payable secured by Dartmouth Mall, in Dartmouth, Massachusetts. The $70.0 million mortgage has a 10-year term and bears interest at the fixed rate of 4.95% per annum. The proceeds from the borrowings secured by the mortgage were used to fund a portion of the purchase price for Plymouth Meeting Mall and Echelon Mall.

In March 2002, the mortgage on Camp Hill Plaza Apartments in Camp Hill, Pennsylvania, was refinanced. The $12.8 million mortgage had a 10-year term and a fixed interest rate of 7.02% per annum. In connection with the refinancing, unamortized deferred financing costs of $0.1 million were written off and reflected as interest expense in the consolidated statements of income for the year ended December 31, 2002. This property was sold in 2003.

ACQUISITION CREDIT FACILITY | In 2003, we financed a significant part of the cash portion of the purchase price for the acquisition of six malls from Rouse through an unsecured credit facility (the "Acquisition Credit Facility") with Wells Fargo, National Association ("Wells Fargo"). The Acquisition Credit Facility included a $175 million term loan and a $25 million unsecured revolving line of credit. We applied a substantial portion of the proceeds from the sale of our multifamily portfolio to repay in full all amounts borrowed under the Acquisition Credit Facility as of July 25, 2003, and the revolving line of credit expired by its terms on October 27, 2003. The fees paid to Wells Fargo for the term loan and the revolving line of credit were $1.3 million and $0.2 million, respectively.

EQUITY OFFERING | In August 2003, we issued 6,325,000 common shares in a public offering at $29.75 per share. We received net proceeds from the offering of approximately $183.9 million after deducting payment of the underwriting discount of $0.25 per share and offering expenses. We used approximately $45.5 million of the net proceeds for the Willow Grove Park acquisition; approximately $13.5 million for the IKEA acquisition; $94.9 million to repay amounts outstanding under our credit facility; and the remainder for working capital purposes.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders in 2004 were $77.8 million. In addition, we believe that net cash provided by operations will be sufficient to permit us to pay the $13.6 million of annual dividends payable on the preferred shares issued in connection with the Merger. We also believe that the foregoing sources of liquidity will be sufficient to fund our short-term liquidity needs for the foreseeable future, including recurring capital expenditures, tenant improvements and leasing commissions. The following are some of the risks that could impact our cash flows and require the funding of future distributions, capital expenditures, tenant improvements and/or leasing commissions with sources other than operating cash flows:

- unexpected changes in operations that could result from the integration of the properties acquired in 2004 and 2003;
- increase in tenant bankruptcies reducing revenue and operating cash flows;
- increase in interest expenses as a result of borrowing incurred in order to finance long-term capital requirements such as property and portfolio acquisitions;
- increase in interest rates affecting our net cost of borrowing;
- increase in insurance premiums and/or our portion of claims;
- eroding market conditions in one or more of our primary geographic regions adversely affecting property operating cash flows; and
- disputes with tenants over common area maintenance and other charges.

We expect to meet certain long-term capital requirements such as property and portfolio acquisitions, expenses associated with acquisitions, scheduled debt maturities, renovations, expansions and other non-recurring capital improvements through long-term secured and unsecured indebtedness and the issuance of additional equity securities. We expect to have capital expenditures relating to leasing and property improvements in 2005 of approximately $90.9 million. In general, when the credit markets are tight, we may encounter resistance from lenders when we seek financing or refinancing for properties or proposed acquisitions. The following are some of the potential impediments to accessing additional funds under the Credit Facility:

- constraining leverage covenants under the Credit Facility;
- increased interest rates affecting coverage ratios; and
- reduction in our consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) affecting coverage ratios.

In December 2003, we announced that the SEC had declared effective a $500 million universal shelf registration statement. We may use the shelf registration to offer and sell shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 29 of our wholly-owned properties, including one property classified as held-for-sale, are due in installments over various terms extending to the year 2013, with interest at rates ranging from 4.95% to 10.60% and a weighted average interest rate of 7.28% at December 31, 2004. Mortgage notes payable for properties classified as discontinued operations are accounted for in liabilities of assets held-for-sale on the consolidated balance sheet. The following table outlines the timing of principal payments related to our mortgage notes:

	Payments by Period					
(in thousands of dollars)	Total	Debt Premium	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Continuing operations:						
Principal payments	$ 139,166	$ 56,135	$ 18,442	$ 33,232	$ 18,506	$ 12,851
Balloon payments	1,062,048	—	140,886	165,077	555,519	200,566
	$ 1,201,214	**$ 56,135**	**$ 159,328**	**$ 198,309**	**$ 574,025**	**$ 213,417**

We have one property, Schuylkill Mall in Frackville, Pennsylvania, classified as held-for-sale. In December 2004, as noted above, we completed a modification of the mortgage on Schuylkill Mall. The modification limits the monthly payments to interest plus any excess cash flow from the property after deducting management fees, leasing commissions and lender-approved capital expenditures. Monthly excess cash flow will accumulate throughout the year in escrow, and an annual principal payment will be made on the last day of each year from this account. All other terms of the loan, including the interest rate of 7.25%, remained unchanged. Due to the modification, the timing of future principal payment amounts cannot be determined and, consequently, are not included in the above table. The mortgage expires in December 2008, and had a balance of $17.4 million at December 31, 2004.

In connection with the Merger, we assumed from Crown approximately $443.8 million of a first mortgage loan secured by a portfolio of 15 properties. The anticipated repayment date is September 2008, at which time the loan can be prepaid without penalty. This amount is included in the "3-5 Years" column.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations for the periods presented as of December 31, 2004:

(in thousands of dollars)	Total	Up to 1 Year	1-3 Years	3-5 Years	More than 5 Years
Mortgages(1)	$ 1,145,079	$ 159,328	$ 198,309	$ 574,025	$ 213,417
Credit Facility(2)	271,000	—	271,000	—	—
Total long-term debt	**$ 1,416,079**	**$ 159,328**	**$ 469,309**	**$ 574,025**	**$ 213,417**
Capital leases(3)	1,355	439	554	362	—
Operating leases	16,262	2,576	3,889	3,133	6,664
Ground leases	47,297	1,282	2,564	2,633	40,818
Development commitments(4)	9,072	9,072	—	—	—
Other long-term liabilities(5)	4,950	4,950	—	—	—
Total	**$ 1,495,015**	**$ 177,647**	**$ 476,316**	**$ 580,153**	**$ 260,899**

(1) *Includes amounts reflected in the table in "Mortgage Notes," above. Excludes the indebtedness of our unconsolidated partnerships. Excludes debt premium reflected in the table in "Mortgage Notes," above. Excludes the indebtedness on the property classified as held-for-sale.*

(2) *The Credit Facility has a term that expires in November 2007, with an additional 14 month extension provided that there is no event of default at that time.*

(3) *Includes interest.*

(4) *The timing of the payments of these amounts is uncertain. Management estimates that they will be made in the upcoming year, but situations could arise at these development projects that could delay the settlement of these obligations.*

(5) *Includes long-term incentive compensation.*

COMMITMENTS RELATED TO DEVELOPMENT AND REDEVELOPMENT | We intend to invest approximately $65 million over the next two years in connection with the four redevelopment projects announced to date (Capital City Mall, Camp Hill, Pennsylvania; Echelon Mall, Voorhees, New Jersey; New River Valley Mall, Christiansburg, Virginia; and Patrick Henry Mall, Newport News, Virginia). We also intend to invest significant additional amounts in additional redevelopment projects over that period.

Results of Operations
Years Ended December 31, 2004, 2003 and 2002

OVERVIEW | The results of operations for the years ended December 31, 2004, 2003 and 2002 show significant fluctuations due primarily to the acquisition and disposition of real estate properties during the respective periods. In 2004, we acquired two retail properties and the remaining interest in Cherry Hill Mall that we did not already own, and disposed of five of the Non-Core Properties. In 2003, we acquired 32 retail properties plus the remaining partnership interests in two other properties. Also in 2003, we disposed of our multifamily portfolio, consisting of 15 wholly-owned properties and partnership interests in four other properties. In 2002, we acquired one retail property and additional partnership interests in two other properties (one retail and one multifamily). Accordingly, our prior results are not necessarily indicative of expected future results. Our results of operations include property operating results starting on the date on which each property was acquired.

The amounts reflected as income from continuing operations in the table presented below reflect our wholly-owned and consolidated partnership retail and industrial properties, with the exception of the retail properties that meet the classification of discontinued operations. Our wholly-owned multifamily properties' operations are included in discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

The following information summarizes our results of operations for the years ended December 31, 2004, 2003 and 2002.

(in thousands of dollars)	Year Ended December 31, 2004	% Change 2003 to 2004	Year Ended December 31, 2003	% Change 2002 to 2003	Year Ended December 31, 2002
Real estate revenues	$ 395,520	132%	$ 170,517	169%	$ 63,341
Property operating expenses	(144,251)	143%	(59,316)	265%	(16,265)
Management company revenue	9,703	(12%)	10,971	—	11,003
Interest and other income	1,026	16%	887	25%	711
General and administrative expenses	(44,670)	13%	(39,678)	63%	(24,279)
Interest expense	(72,314)	105%	(35,318)	130%	(15,378)
Depreciation and amortization	(97,311)	155%	(38,142)	184%	(13,437)
Equity in income of partnerships	5,606	(22%)	7,231	(3%)	7,449
Gains on sales of interests in real estate	1,484	(91%)	16,199	n/a	—
Minority interest in properties	(611)	(29%)	(858)	n/a	—
Minority interest in Operating Partnership	(5,695)	73%	(3,298)	152%	(1,307)
Income from continuing operations	**48,487**	**66%**	**29,195**	**147%**	**11,838**
Discontinued operations	5,301	(97%)	166,845	1,309%	11,840
Net income	**$ 53,788**	**(73%)**	**$ 196,040**	**728%**	**$ 23,678**

REAL ESTATE REVENUES | Real estate revenues increased by $225.0 million, or 132%, in 2004 as compared to 2003 primarily due to property acquisitions. We record real estate revenues starting on the date on which each property was acquired. The properties acquired in the Merger, which were acquired during the fourth quarter of 2003, provided $162.4 million of additional real estate revenues in 2004. Revenues related to the properties acquired from The Rouse Company, which were acquired during the second quarter of 2003, provided $36.6 million of additional revenues in 2004. Willow Grove Park provided $15.6 million of additional revenues in 2004. We acquired our partner's interest in Willow Grove Park during the third quarter of 2003. The Gallery at Market East II, acquired during the second quarter of 2004, provided $4.9 million of real estate revenues in 2004. Orlando Fashion Square, acquired during the fourth quarter of 2004, provided $1.5 million of real estate revenues in 2004. Real estate revenues from properties that were owned by the Company prior to January 1, 2003 increased by $4.0 million primarily due to increases of $1.6 million in base rents, $1.0 million in expense reimbursements and $1.4 million in lease termination income.

Real estate revenues increased by $107.2 million, or 169%, in 2003 as compared to 2002 primarily due to property acquisitions. Revenues related to the properties acquired from The Rouse Company provided $70.2 million of real estate revenues in 2003. In addition, the properties acquired in the Merger provided $23.2 million of real estate revenues and Willow Grove Park provided $8.7 million of real estate revenues in 2003. Real estate revenues from Beaver Valley Mall increased by $2.9 million in 2003, which was our first full year of ownership, as compared to revenues in 2002 that reflected only eight months of operations. Real estate revenues from properties that we owned for the full years of 2003 and 2002 increased by $2.2 million due to new and renewal leases at higher rates in 2003 and due to a 2003 increase in expense reimbursements, which comprise a component of real estate revenues, resulting from an increase in reimbursable property operating expenses.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $84.9 million, or 143%, in 2004 as compared to 2003 primarily due to property acquisitions. We record property operating expenses starting on the date on which each property was acquired. Property operating expenses related to the properties acquired in the Merger were $59.5 million greater in 2004 compared to 2003. Property operating expenses related to the properties acquired from The Rouse Company were $16.3 million greater in 2004 compared to 2003. Property operating expenses related to Willow Grove Park were $5.3 million greater in 2004 compared to 2003. Property operating expenses related to The Gallery at Market East II and Orlando Fashion Square were $2.0 million and $0.6 million in 2004, respectively. Property operating expenses for properties that we acquired prior to January 1, 2003 increased by $1.2 million, primarily due to an increase in bad debt expense of $0.4 million, an increase in payroll expense of $0.3 million, an increase in real estate tax expense of $0.3 million and a $0.2 million increase in repairs and maintenance expense.

Property operating expenses increased by $43.1 million, or 265%, in 2003 as compared to 2002 primarily due to property acquisitions. Property operating expenses related to the properties acquired from The Rouse Company were $30.0 million in 2003. Property operating expenses related to the properties acquired in the Merger were $7.4 million in 2003 and property operating expenses related to Willow Grove Park were $3.0 million in 2003. Property operating expenses for Beaver Valley Mall increased by $1.2 million in 2003, our first full year of ownership. Property operating expenses for properties that we owned for the full years of 2003 and 2002 increased in 2003 by $1.5 million due to higher repair and maintenance, real estate tax and payroll expenses.

GENERAL AND ADMINISTRATIVE EXPENSES | In 2004, general and administrative expenses increased by $5.0 million, or 13%, compared to 2003. Corporate payroll and benefits increased by $6.9 million, which included $2.6 million from transitional employees related to our merger and acquisition activities, $2.1 million related to increased incentive compensation and an executive long-term incentive plan, and $6.5 million due to annual salary increases, additional employees and increased benefits expenses. These increases were offset by a decrease of $4.3 million of merger related bonuses that did not recur in 2004. Other general and administrative expenses decreased by $1.9 million, which primarily included $2.1 million from other costs related to the Merger and $0.9 million decrease in professional fees, offset by increases in convention expenses of $0.5 million and gift certificate program expenses of $0.6 million.

In 2003, general and administrative expenses increased by $15.4 million, or 63%, including $4.3 million from incentive compensation and $2.1 million in other costs related to the Merger, for a total of $6.4 million from merger and other acquisition expenses. Corporate payroll and benefits increased by $7.4 million due to the aforementioned $4.3 million from incentive compensation related to our merger and acquisition activities, $2.0 million related to an executive long-term incentive plan, and $1.1 million due to annual salary and benefit increases and additional employees. Other general and administrative expenses increased by $8.0 million, including the aforementioned merger expenses of $2.1 million, transitional office expenses of $1.5 million, fees to terminate interest rate swap agreements of $1.2 million, increases in legal and accounting fees of $1.1 million, increases in shareholder relations costs of $0.5 million, increases in leasing convention expenses of $0.6 million and increases of $1.0 million in miscellaneous expenses.

INTEREST EXPENSE | Interest expense increased by $37.0 million, or 105%, in 2004 as compared to 2003. We assumed new mortgages in connection with the Merger in November 2003, resulting in an increase of $26.2 million for 2004. Also, interest expense increased by $11.1 million because we recognized a full year of interest expense relating to mortgages assumed relating to our other 2003 acquisitions, and the new mortgages at Moorestown Mall and Dartmouth Mall. These mortgage interest increases were offset by a decrease of $1.3 million in interest paid on mortgages that were outstanding during all of 2004 and 2003 due to principal amortization. Bank loan interest increased by $3.1 million in 2004 due to higher interest rates and weighted average borrowings. These increases were offset by a $2.0 million decrease in interest related to hedging activities (we did not have any hedging activity in 2004), a decrease in deferred financing fees of $1.3 million from 2003 and an increase in capitalized interest of $0.1 million.

Interest expense increased by $19.9 million, or 130%, in 2003 as compared to 2002. We assumed new mortgages in connection with the Merger, the purchases of a majority interest in Cherry Hill Mall and Exton Square Mall, and inherited a mortgage related to Willow Grove Park in connection with our acquisition of our former partner's interest in that property, resulting in additional mortgage interest expense of $14.3 million in 2003. We engaged in mortgage financing transactions at Moorestown Mall and Dartmouth Mall, resulting in increased interest expenses of $4.1 million in 2003. Mortgage interest on Beaver Valley

Mall increased by $0.8 million in 2003, our first full year of ownership. Bank loan interest increased $0.8 million due to a $1.8 million increase in amortization of deferred financing fees and a $0.8 million increase in interest related to the Acquisition Credit Facility offset by a $1.8 million decrease due to lower weighted average outstanding debt balances under our credit facilities in 2003. Increased monthly principal payments reduced amounts outstanding under mortgages that were outstanding in 2003 and 2002, and resulted in an interest expense reduction of $0.1 million.

Amortization of debt premiums was $18.7 million, $5.9 million and $0.6 million in 2004, 2003 and 2002, respectively. The increases in 2004 and 2003 amortization expense were due to property acquisitions in which we assumed mortgage debt with above-market interest rates. We record debt premiums in order to recognize the fair value of debt assumed in connection with property acquisitions. Debt premiums are amortized over the remaining term of the debt instrument with which they are associated, and result in a non-cash decrease in interest expense.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $59.2 million, or 155%, in 2004 as compared to 2003 primarily due to $58.3 million related to new properties, including $23.1 million relating to amortization of value of in-place leases. Depreciation and amortization expense from properties that we owned prior to January 1, 2003 increased by $0.5 million primarily due to a higher asset base resulting from capital improvements to those properties. Corporate depreciation and amortization expense increased by $0.4 million due to a higher asset base resulting from capital additions and leasehold improvements.

Depreciation and amortization expense increased by $24.7 million, or 184%, in 2003 as compared to 2002 primarily due to $20.9 million related to new properties (including $6.1 million relating to amortization of value of in-place leases) and $3.8 million due to a higher property asset base resulting from capital additions and leasehold improvements.

EQUITY IN INCOME OF PARTNERSHIPS | Equity in income of partnerships decreased by $1.6 million, or 22%, in 2004 as compared to 2003. Approximately $1.1 million of this decrease was due to a cumulative depreciation adjustment that was made by our partner (the property's manager) to reflect depreciation expense appropriately after a previous depreciation expense understatement of $0.3 million in each of 2004, 2003 and 2002, and $0.2 million in 2001. The remaining decrease was primarily due to the sale of Rio Grande Mall in August 2004.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | In 2004, we sold our interest in Rio Grande Mall for a gain of $1.5 million. There was no gain or loss on the sale of the five Non-Core Properties.

In 2003, we sold our equity partnership interests in four multifamily properties for a total gain of $15.1 million (gains from sales of wholly-owned multifamily properties sold in 2003 are reflected in discontinued operations, discussed below). We also sold a land parcel at the Crest Plaza Shopping Center in Allentown, Pennsylvania for a gain of $1.1 million.

We had no sales of interests in real estate in 2002.

DISCONTINUED OPERATIONS | Property operating results, gains on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows:

(in thousands of dollars)	For the year ended December 31, 2004	2003	2002
Property operating results of wholly-owned multifamily properties	$ —	$ 5,849	$ 8,912
Property operating results of Non-Core Properties	6,491	1,732	—
Property operating results of Mandarin Corners	—	—	151
	6,491	**7,581**	**9,063**
Gains (adjustment to gains) on sales of discontinued operations	(550)	178,121	4,085
Minority interest in properties	(18)	(8)	—
Minority interest in Operating Partnership	(622)	(18,849)	(1,308)
Total	**$ 5,301**	**$166,845**	**$ 11,840**

The Non-Core Properties were acquired in the Merger in November 2003. Five of these properties were sold in September 2004. The sixth property remains held for sale.

The decrease in multifamily operating results in 2003 was due to the sale of the wholly-owned multifamily properties portfolio in mid-2003.

Net Operating Income

Net operating income ("NOI") (a non-GAAP measure) is derived from real estate revenues (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). Net operating income is a non-GAAP measure. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. Net operating income excludes general and administrative expenses, management company revenues, interest income, interest expense, depreciation and amortization, income from discontinued operations and gains on sales of interests in real estate.

The following table presents net operating income results for the years ended December 31, 2004 and 2003. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Property operating results for retail properties that we owned for the full periods presented (Same Store) exclude the results of properties that have undergone or were undergoing redevelopment during the applicable periods, as well as properties acquired or disposed of during the periods presented:

(in thousands of dollars)	For the year ended December 31, 2004 Real Estate Revenues	Property Operating Expenses	Net Operating Income	For the year ended December 31, 2003 Real Estate Revenues	Property Operating Expenses	Net Operating Income
Same Store	$ 86,333	$ (23,763)	$ 62,570	$ 83,877	$ (23,515)	$ 60,362
Non Same Store – retail	337,287	(129,225)	208,062	96,733	(37,001)	59,732
Industrial and multifamily	394	(53)	341	27,236	(12,446)	14,790
Continuing operations	424,014	(153,041)	270,973	207,846	(72,962)	134,884
Discontinued operations	22,891	(13,479)	9,412	28,891	(13,342)	15,549
Total	**$ 446,905**	**$ (166,520)**	**$ 280,385**	**$ 236,737**	**$ (86,304)**	**$ 150,433**

	% Change Retail Same Store	Total
Real estate revenues	2.9%	88.8%
Property operating expenses	1.1%	92.9%
Net operating income	**3.7%**	**86.4%**

The increases in total real estate operating revenues, property operating expenses and net operating income are primarily due to the property acquisitions described above. Same Store revenues increased due to higher base rents and a $1.3 million increase in lease termination fees in 2004 as compared to 2003. Same Store expenses increased due to higher repair and maintenance, real estate tax and payroll expenses.

The following information is provided to reconcile net income to property level net operating income:

(in thousands of dollars)	For the year ended December 31, 2004	2003
Net income	$ 53,788	$ 196,040
Minority interest in Operating Partnership	5,695	3,298
Minority interest in properties	611	858
Equity in income from partnerships	(5,606)	(7,231)
Company's proportionate share of partnership net operating income	19,704	23,683
Gains on sales of interests in real estate	(1,484)	(16,199)
Income from discontinued operations	(5,301)	(166,845)
Depreciation and amortization	97,311	38,142
Interest expense	72,314	35,318
Interest and other income	(1,026)	(887)
Management company revenue	(9,703)	(10,971)
General and administrative expenses	44,670	39,678
Net operating income—continuing	**$ 270,973**	**$ 134,884**

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure, as income before gains (losses) on sales of properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

FFO is a commonly used measure of operating performance and profitability in the REIT industry, and we use FFO as a supplemental non-GAAP measure to compare our company's performance to that of our industry peers. In addition, we use FFO as a performance measure for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains (losses) on real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring events that are considered extraordinary under GAAP, gains on sales of real estate and depreciation and amortization of real estate.

FFO increased 119.5% to $147.2 million for the year ended December 31, 2004, as compared to $67.1 million in 2003. The increase was primarily due to operating results attributable to properties acquired in 2004 and 2003.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the past periods indicated:

(in thousands of dollars, except per share amounts)	For the year ended December 31, 2004	Per share (including OP Units)	For the year ended December 31, 2003	Per share (including OP Units)
Net income	$ 53,788	$ 1.35	$ 196,040	$ 8.64
Minority interest in Operating Partnership (continuing operations)	5,695	0.14	3,298	0.15
Minority interest in Operating Partnership (discontinued operations)	622	0.02	18,849	0.83
Dividends on preferred shares	(13,613)	(0.34)	(1,533)	(0.07)
Gains on sales of interests in real estate	(1,484)	(0.04)	(16,199)	(0.71)
(Gains) adjustment to gains on dispositions of discontinued operations	550	0.01	(178,121)	(7.85)
Depreciation and amortization:				
Wholly-owned and consolidated partnership, net(1)	95,863	2.41	37,357	1.65
Unconsolidated partnerships	5,781	0.15	5,071	0.22
Discontinued operations (wholly-owned only)	—	—	2,308	0.10
Funds from operations(2)	**$ 147,202**	**$ 3.70**	**$ 67,070**	**$ 2.96**
Weighted average number of shares outstanding	35,609		20,390	
Weighted average effect of full conversion of OP units	4,183		2,303	
Total weighted average shares outstanding, including OP units	**39,792**		**22,693**	

(1) Excludes depreciation of non-real estate assets, amortization of deferred financing costs and discontinued operations.
(2) Includes the non-cash effect of straight-line rents of $5.2 million and $2.8 million for 2004 and 2003, respectively

Cash Flows

Net cash provided by operating activities was $132.4 million for the year ended December 31, 2004, $63.5 million for the year ended December 31, 2003 and $42.0 million for the year ended December 31, 2002. Cash provided by operating activities in 2004 reflects the acquisitions of the Crown and Rouse properties in 2003 and the 2004 acquisitions of The Gallery at Market East II and Orlando Fashion Square.

Cash flows used by investing activities were $103.9 million for the year ended December 31, 2004, compared to $310.4 million for the year ended December 31, 2003 and $34.9 million used in 2002. Investing activities in 2004 reflect investment in real estate of $162.4 million, relating to the acquisitions of The Gallery at Market East II, Orlando Fashion Square, and a 25 acre parcel of land in Florence, South Carolina. Investment activities also reflect investment in real estate improvements of $27.1 million and investment in construction in progress of $15.2 million, increase in cash escrows of $4.0 million, capitalized leasing costs of $2.8 million and investment in corporate leasehold improvements of $3.7 million. In 2004, our sources of cash from investing activities included $107.6 million from the sale of five Non-Core Properties and $4.1 million from the sale of our partnership interest in Rio Grande Mall.

Cash flows used by financing activities were $31.1 million for the year ended December 31, 2004 compared to $276.3 million provided by financing activities for the year ended December 31, 2003 and $3.8 million used by financing activities in 2002. Cash flows used by financing activities in 2004 were impacted by Credit Facility borrowings of $208.0 million to fund the acquisitions of The Gallery at Market East II and Orlando Fashion Square, the repayment of the Wiregrass Mall mortgage, as well as other working capital requirements. This was offset by Credit Facility repayments of $107.0 million from the net proceeds of the sale of five Non-Core Properties. Cash flows used by financing activities were also impacted by distributions paid of $101.2 million, net shares issued of $17.9 million, principal installments on mortgage notes payable of $18.7 million, and $30.0 million to repay the Wiregrass Mall mortgage.

Commitments

At December 31, 2004, we had approximately $9.1 million committed to complete current development and redevelopment projects. Total expected costs for projects with such commitments are $75.5 million. We expect to finance these amounts through borrowings under the Credit Facility or through short-term construction loans.

In connection with the Merger, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that own 12 shopping malls. We consolidate our 89% ownership in these partnerships for financial reporting purposes. The retained interests entitle Crown's former operating partnership to a quarterly cumulative preferred distribution of $184,300 and are subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this agreement, we have the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (the closing took place in November 2003) and Crown's former operating partnership has the right to contribute the retained interests to the Company following the 40th month after the closing of the Merger, in each case in exchange for 341,297 additional OP Units. Mark E. Pasquerilla and his affiliates control Crown's former operating partnership.

Contingent Liabilities

In June and July, respectively, of 2003, a former administrative employee and a former building engineer of PRI pled guilty to criminal charges related to the misappropriation of funds at a property owned by Independence Blue Cross ("IBC") for which PRI provided certain management services. PRI provided these services from January 1994 to December 2001. The former employees worked under the supervision of the Director of Real Estate for IBC, who earlier pled guilty to criminal charges. Together with other individuals, the former PRI employees and IBC's Director of Real Estate misappropriated funds from IBC through a series of schemes. IBC has estimated its losses at approximately $14 million, and has alleged that PRI is responsible for such losses under the terms of a management agreement. To date, no lawsuit has been filed against PRI. We understand that IBC has recovered $5 million under fidelity policies issued by IBC's insurance carriers. In addition, we understand that several defendants in the criminal proceedings have forfeited assets having an estimated value of approximately $5 million, which have been or will be liquidated by the United States Justice Department and applied toward restitution. The restitution and insurance recoveries result in a significant mitigation of IBC's losses and potential claims against PRI, although PRI may be subject to subrogation claims from IBC's insurance carriers for all or a portion of the amounts paid by them to IBC. We believe that PRI has valid defenses to any potential claims by IBC. PRI has insurance to cover some or all of any potential payments to IBC, and has taken actions to preserve its rights with respect to such insurance. We are unable to estimate or determine the likelihood of any loss to us in connection with these claims.

Our management is aware of certain environmental matters at some of our properties, including ground water contamination, above-normal radon levels, the presence of asbestos containing materials and lead-based paint. We have, in the past, performed remediation of such environmental matters, and our management is not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. Although our management does not expect these matters to have any significant impact on our liquidity or results of operations, it can make no assurances that the amounts that have been reserved for these matters of $0.2 million will be adequate to cover future environmental costs. We have insurance coverage for environmental claims up to $5.0 million per occurrence and up to $5.0 million in the aggregate.

Litigation

In April 2002, a partnership in which we hold a 50% interest filed a complaint in the Court of Chancery of the State of Delaware against the Delaware Department of Transportation and its Secretary alleging failure of the Department and the Secretary to take actions agreed upon in a 1992 Settlement Agreement necessary for development of the Christiana Power Center Phase II project. In October 2003, the Court decided that the Department did breach the terms of the 1992 Settlement Agreement and remitted the matter to the Superior Court of the State of Delaware for a determination of damages. The Delaware Department of Transportation appealed the Chancery Court's decision to the Delaware Supreme Court, which, in April 2004, affirmed the Chancery Court's decision. We are not in a position to predict the outcome of the Superior Court's determination of damages or its ultimate effect on the construction of the Christiana Power Center Phase II project.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is very intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, power centers, lifestyle centers, strip centers, factory outlet centers, festival centers and community centers, as well as other commercial real estate developers and real estate owners. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. Our malls and our power and strip centers face competition from similar retail centers that are near our retail properties. We also face competition from a variety of different retail formats, including discount or value retailers, home shopping networks, mail order operators, catalogs, telemarketers and internet retailers. This competition could have a material adverse effect on our ability to lease space and on the level of rent that we receive. Increased competition for tenants might also require us to make capital improvements to properties that we would not have otherwise planned to make. Any unbudgeted capital improvements could adversely affect our results of operations. We are vulnerable to credit risk if retailers that lease space from us experience economic declines or are unable to continue operating in our retail properties due to bankruptcies or other factors.

We also compete with many other entities engaged in real estate investment activities for acquisitions of malls and other retail properties, including institutional pension funds, other REITs and other owner-operators of retail properties. These competitors might drive up the price we must pay for properties, other assets or other companies we seek to acquire or might themselves succeed in acquiring those properties, assets or companies. If we pay higher prices for properties, our investment returns will be reduced, which will adversely affect the value of our securities.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of rents based on a percentage of sales over certain levels. Income from such rents is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and many tenants vacant their space early in the year. As a result, our occupancy and cash flow are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rents based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, during times when inflation is greater than increases in rent as provided for in a lease, rent increases may not keep up with inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2004, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and other matters that are not historical facts.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- general economic, financial and political conditions, including the possibility of war or terrorist attacks;
- changes in local market conditions or other competitive factors;
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT;
- risks relating to development and redevelopment activities, including construction;
- our ability to maintain and increase property occupancy and rental rates;
- our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;
- dependence on our tenants' business operations and their financial stability;
- possible environmental liabilities;
- increases in operating costs that cannot be passed on to tenants;
- our ability to obtain insurance at a reasonable cost;
- our ability to raise capital through public and private offerings of debt and/or equity securities and other financing risks, including the availability of adequate funds at reasonable cost; and
- our short- and long-term liquidity position.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in the section entitled "Item 1. Business—Risk Factors" in our Annual Report on Form 10-K filed with the Securities and Exchange Commission. We do not intend to and disclaim any duty or obligation to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2004, our consolidated debt portfolio consisted of $271.0 million borrowed under our Credit Facility and $1,201.2 million in fixed-rate mortgage notes, including $56.1 million of mortgage debt premium.

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates on the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The sensitivity analysis related to the fixed debt portfolio assumes an immediate 100 basis point change in interest rates from their actual December 31, 2004 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in the net financial instrument position of $38.6 million at December 31, 2004. A 100 basis point decrease in market interest rates would result in an increase in the net financial instrument position of $40.5 million at December 31, 2004. Based on the variable-rate debt included in our debt portfolio as of December 31, 2004, a 100 basis point increase in interest rates would result in an additional $2.7 million in interest annually. A 100 basis point decrease would reduce interest incurred by $2.7 million annually.

To manage interest rate risk, we may employ options, forwards, interest rate swaps, caps and floors, or a combination thereof, depending on the underlying exposure. We undertake a variety of borrowings, from lines of credit to medium- and long-term financings. To limit overall interest cost, we may use interest rate instruments, typically interest rate swaps, to convert a portion of our variable-rate debt to fixed-rate debt, or even a portion of our fixed-rate debt to variable-rate debt. Interest rate differentials that arise under these swap contracts are recognized in interest expense over the life of the contracts. The resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. We had no outstanding hedging transactions as of December 31, 2004.

Mortgage notes payable, which are secured by 29 of our wholly-owned properties, are due in installments over various terms extending to the year 2013, with interest at rates ranging from 4.95% to 10.60% and a weighted average interest rate of 7.28% at December 31, 2004. Mortgage notes payable for properties classified as discontinued operations are accounted for in liabilities of assets held-for-sale on the consolidated balance sheet.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified period:

(in thousands of dollars) Year Ended December 31,	Fixed-Rate Debt Principal Payments	Fixed-Rate Debt Weighted Average Interest Rate	Variable-Rate Debt Principal Payments	Variable-Rate Debt Weighted Average Interest Rate
2005	$ 159,328	7.93%	—	—
2006	124,082	8.22%	—	—
2007	74,227	7.94%	$ 271,000[1]	4.14%
2008	519,676	7.30%	—	—
2009	54,349	6.31%	—	—
2010 and thereafter	213,416	6.06%	—	—

(1) *The Credit Facility has a term that expires in November 2007, with an additional 14 month extension provided that there is no event of default at that time.*

The preceding table excludes scheduled maturities for properties that are classified as held-for-sale. There is one held-for-sale property that has a mortgage with an outstanding balance of $17.4 million and an interest rate of 7.25% at December 31, 2004.

Because the information presented above includes only those exposures that exist as of December 31, 2004, it does not consider those exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss with respect to interest rate fluctuations will depend on the exposures that arise during the period, the hedging strategies that we might employ at the time, and interest rates.

INVESTOR INFORMATION

HEADQUARTERS

200 South Broad Street
Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL

Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR

For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

MAILING ADDRESS:

Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

STREET OR COURIER ADDRESS:

Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

The Company has a Distribution Reinvestment and Direct Stock Purchase Plan for common shares (NYSE:PEI), which allows investors to directly invest in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum investment is $250 and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at **www.preit.com** under Investor Relations, DRIP/Stock Purchase. You may also contact the Company, or the Plan Administrator, Wells Fargo Shareowner Services, at (800) 468-9716 or (651) 450-4064.

INVESTOR INQUIRIES

Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:
Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS

The Company's Annual Report on Form 10-K, including financial statements and schedules, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 10, 2004, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2004.

NYSE MARKET PRICE AND DISTRIBUTION RECORD

The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarters Ended Calendar Year 2004	High	Low	Distributions Paid on Common Shares
March 31	37.85	33.30	$ 0.54
June 30	37.87	30.25	0.54
September 30	38.85	33.40	0.54
December 31	43.70	38.66	0.54
			$ 2.16

Quarters Ended Calendar Year 2003	High	Low	Distributions Paid on Common Shares
March 31	28.80	24.70	$ 0.51
June 30	30.34	27.94	0.51
September 30	33.45	29.80	0.51
December 31	36.30	32.70	0.54
			$ 2.07

As of December 31, 2004, there were approximately 3,400 registered shareholders and 26,000 beneficial holders of record of the Company's common shares of beneficial interest.

STOCK MARKET

New York Stock Exchange
Common Ticker Symbol: PEI
Preferred Ticker Symbol: PEIPRA

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 11 am on Thursday, May 19, 2005 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:

National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PEI
LISTED
NYSE

Design: Allemann Almquist & Jones; Editorial: Stephen Starbuck; Photography: J. C. Almquist; Peter Olson (Portrait)


A Pennsylvania Real Estat

PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA PA 19102-3803
WWW.PREIT.COM

PEI
LISTED
NYSE